File No. 82 - 3185


07028883

Messrs.
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
FILING DESK
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
U.S.A.

SUPPL

Milan, December 17th 2007

Re: Rule 12g3-2 (b) "Home Country Information" exemption

Dear Sirs,

We are pleased to send you, attached, a copy of our "Consolidated quarterly report as at September 30 2007".

With kindest regards, we remain,

Yours faithfully,
UniCredit SpA
Direzione Centrale

1/2/08

UniCredit S.p.A

Sede Sociale
Via Minghetti, 17
00187 ROMA

Direzione Centrale
Piazza Cordusio
20121 MILANO

Capitale Sociale € 6.682.043.010,50 interamente versato – Banca iscritta all'Albo delle Banche e Capogruppo del Gruppo Bancario UniCredito Italiano - Albo dei Gruppi Bancari: cod. 3135.1 - Iscrizione al Registro delle Imprese di Roma, Codice Fiscale e P. IVA n° 00348170101 - Aderente al Fondo Interbancario di Tutela dei Depositi.

UniCredit Group



Consolidated Quarterly Report as at 30 September 2007

UniCredit S.p.A.
Registered Office: Rome, via Minghetti 17.
General Management: Milan, Piazza Cordusio.
Registration number in the Rome Trade and Companies Register.
Tax Code and VAT No. 00348170101.
Entered in the Register of Banks
Parent Company of the UniCredito Italiano Banking Group.
Banking Group Register No. 3135.1.
Member of the Interbank Deposit Protection Fund
Capital Stock: €6,682,043,010.50 fully paid in.


UniCredit Group



Minjung Kim, "Pieno di Vuoto", 2005, UniCredit Collection.

Consolidated Quarterly Report as at 30 September 2007



Giovanni Frangi, "Baci da Belforte", 2004, UniCredit Collection.

Board of Directors and Board of Statutory Auditors

Board of Directors

Dieter Rampl	**Chairman**
Gianfranco Gutty (first deputy chairman) Franco Bellei Berardino Libonati Fabrizio Palenzona Anthony Wyand	**Deputy Chairmen**
Alessandro Profumo	**Managing Director/CEO**
Manfred Bischoff Vincenzo Calandra Buonaura Enrico Tommaso Cucchiani Donato Fontanesi Francesco Giacomin Piero Gnudi Friedrich Kadrnoska Max Dietrich Kley Salvatore Ligresti Salvatore Mancuso Luigi Maramotti Antonio Maria Marocco Carlo Pesenti Hans Jürgen Schinzler Nikolaus Von Bomhard Franz Zwickl	**Directors**
Lorenzo Lampiano	**Company Secretary**

Board of Auditors

Giorgio Loli	**Chairman**
Gian Luigi Francardo Siegfrid Mayr Aldo Milanese Vincenzo Nicastro	**Statutory Auditors**
Massimo Livatino Giuseppe Verrascina	**Alternate Auditors**



Davide Benati, "Cantico", 2005, UniCredit Collection.

Contents

Notes:

The following conventional symbols have been used in the tables:

- **A dash (-)** indicates that the item/figure is inexistent;
- **Two stops (..)** or **(n.s.)** when the figures do not reach the minimum considered significant or are not in any case considered significant;
- **"N.A."** indicates that the figure is not avalailable.

Unless otherwise indicated, all amounts are in **millions of euros.**

Prefatory Note to the Quarterly Report

This quarterly report, drawn up under IFRS as described in the Note at the end of the Report, has been prepared in accordance with the instructions given in Annex 3D of CONSOB Issuers' Regulations. Press releases relating to the significant facts of the period are available in the UniCredit website, together with the presentation made to the market of our Q3 2007 results.

Since the end of the 2006 financial year, the most significant changes in the scope of consolidation related mainly to:

- inclusion in the HVB Group of 3 Retail Division subsidiaries (Planethome AG and its subsidiaries Planethome GmbH and Enderlein) and one Private Banking Division entity (Wealth Management Capital Holding GmbH) in H1 2007, and the entry of three Aton Group companies purchased by BA-CA in July 2007; and
- the exit of Indexchange and HVB Payments & Services GmbH, which were sold by HVB in H1 2007, as well as the exit of LocatRent which Locat sold at the end of August 2007.

Comparability with the 2006 Income Statement is affected by further changes in the scope of consolidation, viz. the sale of Splitska Banka, Uniriscossioni, 2S Banca and Banque Monégasque de Gestion. For like-with-like comparison purposes, the condensed income statement also includes the change in individual items over the first nine months of 2006 and Q3 2006, on a continuing business basis and using the same exchange rates used to translate subsidiaries' income statements.

2006 quarterly income statements were restated following the completion of the Purchase Price Allocation process in respect of the HVB Group business combination, which had a positive impact on the Group's net profit for the first nine months of 2006 of 75 million.

The main assets recognised as "Non-current assets and disposal groups classified as held for sale" under IFRS 5 in the balance sheet as at 30 September 2007 were "BPH200", the BPH business to be sold under the agreement reached with the Polish authorities, and Istratourist, a subsidiary of Zagrebacka Banka operating in the holiday industry already recognised under this item in June 2007, as well as Financial Markets Service Bank GmbH, a securities services firm controlled by HVB.

Results by business area are presented on the basis of the new organisational structure approved by the Board of Directors in July 2007, i.e. with the former Private Banking & Asset Management Division divided into its two components. Accordingly, details for the seven business divisions (Retail, Corporate, Private Banking, Asset Management, Markets & Investment Banking, Poland's Markets, Central Eastern Europe) are provided up to profit before tax. For the Central Eastern Europe and Poland's Markets Divisions, profit for the period after tax is also presented. In Q3 two Divisions' businesses underwent changes due to the transfer of HVB's global financial services activity from MIB to Corporate Banking. Leasing was also reorganised within Corporate Banking and two leasing firms were transferred from CEE to Corporate Banking. It is noted that in Q1 2007 the scope of the divisions changed due to the transfer of CAIB International and its subsidiaries from the Corporate Division to the MIB Division, as well as LocatRent from the Corporate Division to the Corporate Centre. The Divisions' income statements for previous periods have been restated to reflect these changes.

Lastly, the absorption of Capitalia SpA by UniCredit was effective 1 October 2007. The results of the former Capitalia Group as at 30 September 2007 were presented in a specific press release and are therefore not included in UniCredit's results as at the same date. However this quarterly report contains a pro-forma income statement of the new Group for the first nine months of 2007 and a note on the reorganisation process.

Highlights

Income Statement

(€ million)

	FIRST NINE MONTHS		
	2007	2006	CHANGE
Operating income	18,816	17,600	+6.9%
Operating costs	9,874	9,812	+0.6%
Operating profit	8,942	7,788	+14.8%
Profit before tax	7,528	6,880	+9.4%
Net Profit attributable to the Group	**4,729**	**4,555**	**+3.8%**

Profitability Ratios

	FIRST NINE MONTHS		
	2007	2006	CHANGE
ROE[1]	17.5%	18.4%	-0.9
Cost/income ratio	52.5%	55.8%	-3.3
EVA[2] (€ million)	2,496	1,931	+565

Balance Sheet Main Items

(€ million)

	AMOUNTS AS AT		
	30.09.2007	31.12.2006	CHANGE
Total assets	866,849	823,284	+5.3%
Loans and receivables with customers	460,698	441,320	+4.4%
Deposits from customers and debt securities in issue	516,032	495,255	+4.2%
Shareholders' equity	**40,847**	**38,468**	**+6.2%**

Capital Ratios

	AS AT		
	30.09.2007	31.12.2006	CHANGE
Core Tier 1/Total risk-weighted assets	5.98%	5.82%	+0.16
Total regulatory capital/Total risk-weighted assets[3]	10.42%	10.50%	-0.08

Staff and Branches

	AS AT		
	30.09.2007	31.12.2006	CHANGE
Employees[4]	137,324	137,197	+127
Employees (KFS Group consolidated proportionally)	127,707	127,731	-24
Branches[5]	7,529	7,357	+172

Ratings

	SHORT-TERM DEBT	MEDIUM AND LONG-TERM	OUTLOOK
FITCH RATINGS	F1	A+	POSITIVE
Moody's Investors Service	P-1	Aa2	STABLE
Standard & Poor's	A-1	A+	STABLE

1. Annualised data. Calculated on the basis of the average shareholders' equity for the period (excluding dividends to be distributed and reserves in respect of AfS assets and cash-flow hedge).
2. Economic Value Added, equal to the difference between NOPAT (net operating profit after taxes) and the cost of capital.
3. Tier 2 includes a Lower Tier II subordinated loan of a billion issued on 26 September 2007.
4. "Full time equivalent" data, calculated according to a new methodology which does not include unpaid leaves. These figures include all Koç Financial Services Group employees, although such Group is consolidated proportionately.
5. These figures include all Koç Financial Services branches, although such Group is consolidated proportionately. The December 2006 figure has been restated pro-forma to ensure comparability with the subsequent quarterly figures (approximately 90 branches more).

Condensed Consolidated Income Statement

Consolidated Income Statement - first 9 months

(€ million)

	FIRST 9 MONTHS		CHANGE		
	2007	2006	€M	PERCENT	ADJUSTED[1]
Net interest	9,676	8,905	+771	+8.7%	+9.0%
Dividends and other income from equity investments	587	525	+62	+11.8%	+12.0%
Net interest income	**10,263**	**9,430**	**+833**	**+8.8%**	**+9.1%**
Net fees and commissions	6,743	6,193	+550	+8.9%	+9.6%
Net trading, hedging and fair value income	1,378	1,688	-310	-18.4%	-18.4%
Net other expenses/income	432	289	+143	+49.5%	+47.5%
Net non-interest income	**8,553**	**8,170**	**+383**	**+4.7%**	**+5.2%**
OPERATING INCOME	**18,816**	**17,600**	**+1.216**	**+6.9%**	**+7.3%**
Payroll costs	-5,765	-5,824	+59	-1.0%	-0.2%
Other administrative expenses	-3,446	-3,275	-171	+5.2%	+4.9%
Recovery of expenses	202	185	+17	+9.2%	+9.8%
Amortisation, depreciation and impairment losses on intangible and tangible assets	-865	-898	+33	-3.7%	-3.2%
Operating costs	**-9,874**	**-9,812**	**-62**	**+0.6%**	**+1.1%**
OPERATING PROFIT	**8,942**	**7,788**	**+1.154**	**+14.8%**	**+15.2%**
Goodwill impairment	-1	-	-1	-	
Provisions for risks and charges	-152	-199	+47	-23.6%	
Integration costs	-70	-104	+34	-32.7%	
Net write-downs of loans and provisions for guarantees and commitments	-1,579	-1,681	+102	-6.1%	
Net income from investments	388	1,076	-688	-63.9%	
PROFIT BEFORE TAX	**7,528**	**6,880**	**+648**	**+9.4%**	
Income tax for the period	-2,241	-1,793	-448	+25.0%	
NET PROFIT	**5,287**	**5,087**	**+200**	**+3.9%**	
Profit (Loss) from non-current assets held for sale, after tax	-	56	-56	-100.0%	
PROFIT (LOSS) FOR THE PERIOD	**5,287**	**5,143**	**+144**	**+2.8%**	
Minorities	-558	-588	+30	-5.1%	
NET PROFIT ATTRIBUTABLE TO THE GROUP	**4,729**	**4,555**	**+174**	**+3.8%**	

Notes: Dividends on Equity Instruments held for trading are included in Net trading, hedging and fair value income.
The First Nine Months 2006 Income Statement has been restated in order to account for the effects of the finalisation of the Purchase Price Allocation with HVB Group.
1. At constant FX and scope of consolidation.

Consolidated Income Statement - Third Quarter

(€ million)

	Q3		CHANGE		
	2007	2006	€M	PERCENT	ADJUSTED[1]
Net interest	3,251	3,002	+249	+8.3%	+7.1%
Dividends and other income from equity investments	152	150	+2	+1.3%	+5.3%
Net interest income	**3,403**	**3,152**	**+251**	**+8.0%**	**+7.1%**
Net fees and commissions	2,134	1,951	+183	+9.4%	+8.9%
Net trading, hedging and fair value income	-11	431	-442	n.s.	n.s.
Net other expenses/income	166	96	+70	+72.9%	+66.0%
Net non-interest income	**2,289**	**2,478**	**-189**	**-7.6%**	**-8.6%**
OPERATING INCOME	**5,692**	**5,630**	**+62**	**+1.1%**	**+0.2%**
Payroll costs	-1,904	-1,926	+22	-1.1%	-1.5%
Other administrative expenses	-1,155	-1,095	-60	+5.5%	+3.6%
Recovery of expenses	67	64	+3	+4.7%	+5.3%
Amortisation, depreciation and impairment losses on intangible and tangible assets	-289	-289	-	-	-1.1%
Operating costs	**-3,281**	**-3,246**	**-35**	**+1.1%**	**+0.2%**
OPERATING PROFIT	**2,411**	**2,384**	**+27**	**+1.1%**	**+0.2%**
Goodwill impairment	-	-	-	-	
Provisions for risks and charges	-38	-56	+18	-32.1%	
Integration costs	-35	- 52	+17	-32.7%	
Net write-downs of loans and provisions for guarantees and commitments	-504	-665	+161	-24.2%	
Net income from investments	73	450	-377	-83.8%	
PROFIT BEFORE TAX	**1,907**	**2,061**	**-154**	**-7.5%**	
Income tax for the period	-612	-442	-170	+38.5%	
NET PROFIT	**1,295**	**1,619**	**-324**	**-20.0%**	
Profit (Loss) from non-current assets held for sale, after tax	-	17	-17	-100.0%	
PROFIT (LOSS) FOR THE PERIOD	**1,295**	**1,636**	**-341**	**-20.8%**	
Minorities	-173	-174	+1	-0.6%	
NET PROFIT ATTRIBUTABLE TO THE GROUP	**1,122**	**1,462**	**-340**	**-23.3%**	

Note: Dividends on Equity Instruments held for trading are included in Net trading, hedging and fair value income.
The Q3 2006 Income Statement has been restated in order to account for the effects of the finalisation of the Purchase Price Allocation with HVB Group.
1. At constant FX and scope of consolidation.

Consolidated Income Statement - Quarterly Figures

Consolidated Income Statement

(€ million)

	2007			2006			
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net interest	3,251	3,188	3,237	3,250	3,002	2,942	2,961
Dividends and other income from equity investments	152	325	110	180	150	268	107
Net interest income	**3,403**	**3,513**	**3,347**	**3,430**	**3,152**	**3,210**	**3,068**
Net fees and commissions	2,134	2,334	2,275	2,155	1,951	2,109	2,133
Net trading, hedging and fair value income	-11	559	830	234	431	564	693
Net other expenses/income	166	141	125	45	96	101	92
Net non-interest income	**2,289**	**3,034**	**3,230**	**2,434**	**2,478**	**2,774**	**2,918**
OPERATING INCOME	**5,692**	**6,547**	**6,577**	**5,864**	**5,630**	**5,984**	**5,986**
Payroll costs	-1,904	-1,817	-2,044	-2,021	-1,926	-1,948	-1,950
Other administrative expenses	-1,155	-1,171	-1,120	-1,156	-1,095	-1,057	-1,123
Recovery of expenses	67	70	65	100	64	66	55
Amortisation, depreciation and impairment losses on intangible and tangible assets	-289	-289	-287	-369	-289	-303	-306
Operating costs	**-3,281**	**-3,207**	**-3,386**	**-3,446**	**-3,246**	**-3,242**	**-3,324**
OPERATING PROFIT	**2,411**	**3,340**	**3,191**	**2,418**	**2,384**	**2,742**	**2,662**
Goodwill impairment	-	-1	-	-9	-	-	-
Provisions for risks and charges	-38	-70	-44	-274	-56	-79	-64
Integration costs	- 35	-19	-16	-361	-52	- 52	-
Net write-downs of loans and provisions for guarantees and commitments	-504	-510	-565	-552	-665	-501	-515
Net income from investments	73	89	226	108	450	449	177
PROFIT BEFORE TAX	**1,907**	**2,829**	**2,792**	**1,330**	**2,061**	**2,559**	**2,260**
Income tax for the period	-612	-808	-821	-345	-442	-634	-717
NET PROFIT	**1,295**	**2,021**	**1,971**	**985**	**1,619**	**1,925**	**1,543**
Profit (Loss) from non-current assets held for sale, after tax	-	-	-	-	17	16	23
PROFIT (LOSS) FOR THE PERIOD	**1,295**	**2,021**	**1,971**	**985**	**1,636**	**1,941**	**1,566**
Minorities	-173	-194	-191	-92	-174	-230	-184
NET PROFIT ATTRIBUTABLE TO THE GROUP	**1,122**	**1,827**	**1,780**	**893**	**1,462**	**1,711**	**1,382**

Note: Dividends on Equity Instruments held for trading are included in Net trading, hedging and fair value income.
The income statements of the previous quarters have been restated in order to account for the effects of the finalisation of the Purchase Price Allocation with HVB Group.

Condensed Consolidated Balance Sheet

Consolidated Balance Sheet

(€ million)

	AMOUNTS AS AT			CHANGE	
	30.09.2007	30.06.2007	31.12.2006	AMOUNT	PERCENT
Assets					
Cash and cash balances	5,018	4,841	5,681	-663	-11.7%
Financial assets held for trading	198,313	205,858	191,593	+6,720	+3.5%
Loans and receivables with banks	95,858	100,171	83,715	+12,143	+14.5%
Loans and receivables with customers	460,698	454,132	441,320	+19,378	+4.4%
Financial investments	62,921	59,956	59,130	+3,791	+6.4%
Hedging instruments	3,237	3,438	3,238	-1	n.s.
Property, plant and equipment	8,457	8,659	8,615	-158	-1.8%
Goodwill	10,326	9,996	9,908	+418	+4.2%
Other intangible assets	3,116	3,148	3,428	-312	-9.1%
Tax assets	7,045	7,751	7,746	-701	-9.0%
Non-current assets and disposal groups classified as held for sale	3,090	2,847	573	+2,517	n.s.
Other assets	8,770	7,890	8,337	+433	+5.2%
Total assets	**866,849**	**868,687**	**823,284**	**+43,565**	**+5.3%**
Liabilities and shareholders' equity					
Deposits from banks	149,762	159,085	145,683	+4,079	+2.8%
Deposits from customers and debt securities in issue	516,032	502,720	495,255	+20,777	+4.2%
Financial liabilities held for trading	117,199	123,697	103,980	+13,219	+12.7%
Financial liabilities designated at fair value	2,362	2,994	1,731	+631	+36.5%
Hedging instruments	4,005	3,203	3,708	+297	+8.0%
Provisions for risks and charges	6,550	6,676	6,871	-321	-4.7%
Tax liabilities	6,343	6,464	6,094	+249	+4.1%
Liabilities included in disposal groups classified as held for sale	2,378	2,447	97	+2,281	n.s.
Other liabilities	16,984	17,265	17,123	-139	-0.8%
Minorities	4,387	4,388	4,274	+113	+2.6%
Shareholders' equity	40,847	39,748	38,468	+2,379	+6.2%
- Capital and reserves	*34,304*	*34,303*	*30,855*	*+3,449*	*+11.2%*
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	*1,814*	*1,838*	*2,165*	*-351*	*-16.2%*
- Net profit	*4,729*	*3,607*	*5,448*	*-719*	*-13.2%*
Total liabilities and shareholders' equity	**866,849**	**868,687**	**823,284**	**+43,565**	**+5.3%**

Explanatory Notes and Directors' Remarks

The External Scenario

Macro-Economic Trends

Q3 2007 was marked by anxiety over the financial market tensions caused by US sub-prime mortgages. At the beginning of August it was feared that the losses would be very substantial, as would the problems for market players that were over-exposed to sub-prime assets following the sharp rise in mortgage delinquencies in the US.

It was and still is feared - even though the worries have abated it is early to say that they have been completely dissipated - that due to these problems, especially in the US, might significantly raise credit standards and reduce lending volume and bring about a sharp slowdown in the economy.

These worries hampered normal functioning of the interbank market and central banks - with the Fed and the ECB in the forefront - were forced to inject massive doses of liquidity. Despite these interventions the way certain markets behaved made the tension evident: between 15 August and 15 September the average US and European 3-month interbank rates were respectively 4.71% and 5.59% - well above the corresponding policy rates, and spreads between the government curve and the swap curve widened.

Economic data are still too fresh to record direct impacts, except for the US property sector, where mortgage underwriters' problems worsened and credit standards tightened probably causing further divergence between supply and demand. The stock of unsold homes has risen to 10.5 months - it was under five months in 2005 - and consumer confidence is also falling: the University of Michigan index slipped to 80.9 in October from 83.4 in September as against an average 87.3 in 2006.

There are however some more comforting indications concerning productive sectors: both manufacturing and services continue to grow according to the ISM index and - especially as regards manufacturing - growth continues despite the weakening of domestic demand, driven by export demand fuelled by the marked weakening of the US dollar, which was worth 1.42 vs. € on 30 September as against 1.30 at the start of 2007.

At the same time as the dollar's weakening there was a steady rise in crude oil prices: London's Brent crude was $80 a barrel at end-September. The changes in these two rates is especially significant for European concerns: together with financial market turmoil they caused confidence indexes to fall in Q3, though they were not much below the highs reached in the spring. Germany's IFO for example - after its record high of 108.7 in December 2006, and having risen close to that level in April 2007 at 108.6 - fell to 103.9, still quite a high level and compatible with the economy's over-potential growth rates, in the following six months.

Against this rather uncertain backdrop long-term Government securities benefited both from less optimistic growth prospects, and from investors' flight to quality: the yield on the European ten-year benchmark fell from its July average of 4.52% to 4.24% in September and the US equivalent also fell from 5% to 4.52% over the same period. The Fed cut rates by 50bp taking Fed funds to 4.75% and the market expects further easing. The ECB assumed a wait-and-see stance, though it was worried about the possibility of excessive price rises. The market expects rates to be stable in the near future.

CEE (Central Eastern Europe) countries continued to grow strongly in Q3 2007. Consumption remained lively, driven by growth in disposable income, lower unemployment and households' easier access to credit. The investment cycle however seems to have peaked. Most countries' exports grew well. The Baltic countries displayed fears of the economy overheating. In Hungary the Government's restrictive fiscal policy slowed economic growth more than expected.

The liquidity and credit crisis had only moderate repercussions on CEE in Q3 2007. However, international investors' risk aversion increased; they began to distinguish between the region's countries, giving their attention to the more vulnerable countries like the Baltic three or those of south-eastern Europe with their greater external imbalances. Despite a certain volatility, exchange rates continued to follow a generally rising trend.

Inflationary pressure increased in most CEE countries due to strong domestic demand - given supply constraints - and external factors such as the worldwide increase in grain prices. Restrictive rather than expansive monetary policy was adopted by central banks. In Poland and the Czech Republic, the central bank raised rates by 25bp in August, respectively to 4.75% and 3,25%. Further restrictive measures to limit credit expansion were taken in Croatia and Serbia. Turkey's central bank cut rates by 25bp in September to head off a further economic slowdown.

Banking and Financial Markets

The growth of lending in the main eurozone countries continued at a steady rate in Q3 2007 though slightly more slowly than at end-2006. The growth of lending is largely attributable to strong expansion in lending to businesses. Loans to households continued to grow rather more slowly. In Italy total lending grew by 10.2% y/y to September 2007 - having been up by 10.9% y/y at end-2006 - and in Austria the increase was 4.5% to August, having been up by 5.5% y/y at end-2006. In Germany total lending increased by 0.6% y/y to August (ECB data, since the latest Bundesbank figure is as at end-June) having been up by 0.5% at end-2006. These three countries' corporate lending continued to grow much faster than lending to households in Q3 2007: in Italy at end-August corporate lending was growing by 12.9% y/y (12.4% at December 2006), in Austria by 7.5% (6.4% y/y at December 2006) and in Germany by 3.5% (3.4% at December 2006). Households' demand for credit clearly contracted, mainly in the residential mortgage sector - except for Austria, where mortgages grew more rapidly in Q3 - due to higher lending rates and signs of a weakening property market.

In Austria and Germany, in line with the eurozone average, direct deposits - both time deposits and current accounts - grew faster in Q3 2007. In Italy, though there was lively interest in bonds issued by banks, deposits (mainly on current account) slowed sharply. Total deposits with banks in Italy grew by 2.4% y/y in August according to ABI as against 5.2% in December 2006, in contrast to bonds issued by banks which grew by 12.8%, as against 11.4% in December 2006. In Austria the trend was one of sharp acceleration: the increase was 8.4% y/y as against 4.4% in December 2006. In Germany, too, deposits grew faster in Q3, by 5.8% y/y in August as against 5.2% in December 2006. The rising trend in banks' deposit and lending rates was accentuated in all three countries in Q3 2007, despite the ECB's having maintained the policy rate unchanged in the period. Interbank rates rose sharply due to the liquidity crisis in financial markets in August. The widening of the spread between lending and deposit rates was however mainly seen in Italy; in Austria and Germany, deposit rates rose more than lending rates as a consequence of the market-driven correction.

The financial crisis caused the main stock exchanges to record sharp fluctuations in Q3 2007. Heavy losses were recorded mostly in August and there were equally large gains in the following weeks, such that the closing prices showed that the quarter had been on the whole a positive one. Only the *Borsa*, the Italian stock exchange, continued to return relatively weaker performances: it actually closed down by 3.7% from December 2006 at the end of the first nine months of 2007. The Morgan Stanley Capital Index Europe rose by 5.2% over December 2006 in the first nine months of 2007, while the Austrian exchange (ATX) also grew, if rather more slowly, by 1.4%. Germany's stock exchange DAX 30) continued to be the liveliest in Q3 2007, rising by 19.2% over December 2006 in September 2007. The mutual funds market was generally affected by the summer crisis, which reduced net inflows in all three countries in August and September. However, total net inflows for the first nine months of 2007 were negative only in Italy, the net outflow being €32.5 billion; the period saw net inflows, however, in both Austria (€0.4 billion) and Germany (€27.3 billion in the period from January to August, excluding institutional funds). The Italian funds stock had fallen by 2.3% from end-2006 at the end of September 2007; it grew by 1.4% in Austria and by 6.6% in Germany over the same period.

Explanatory Notes and Directors' Remarks

Main Results and Performance for the Period

As in the excellent first two quarters of 2007, the results achieved in Q3 again show sharp growth over the same quarter of 2006 and thus contribute to meeting the targets set at the beginning of the year and the objective of growing value for our stakeholders. Operating profit exceeded €2.4 billion, which was slightly but significantly ahead - by 1.1% - of the Q3 2006 result.



Summary results (€ billion)
2.3
2.4
1.6
1.3
0.8
0.9
Q3 06
Q3 07
Operating income
Net profit
EVA



Breakdown of operating income (€ billion)
0.2
0.4
3.0
0.0
0.3
3.2
Other revenues
Net trading income
Net fees and commissions
Net interest
Q3 06
Q3 07



Lending and deposits (€ billion)
430
441
461
278
288
313
240
246
243
30.09.06
31.12.06
30.09.07
Customer loans
Customer deposits
Assets under management

Consolidated net profit of the Group for Q3 was €1.1 billion, as against €1.5 billion at end-September 2006, the effect of various extraordinary items, principally a capital gain on the sale of 2SBanca in 2006 and the negative effect of German tax reform in 2007.

The Group's performance in the first nine months 2007 continues to indicate solid growth: there was a rise in **operating profit** of 14.8% over 2006 - or 15.2% at constant exchange rates and on a like-with-like basis - thanks to considerable revenue growth of 6.9% - or 7.3% at constant exchange rates and on a like-with-like basis - and practically stable costs, which rose by 0.6% or 1.1% at constant exchange rates and on a like-with-like basis. **Net profit** for the first nine months of 2007 increased by 3.8%, while **ROE** was 17.5% as against 18.4% in the first nine months of 2006. **EVA** of €2,496 million was generated - an increase of €565 million or 29% over the figure for the first nine months of 2006 (€1,931 million).

Q3 **operating profit** was distinguished by the excellent performances of Retail (up by 26% y/y) and Corporate (up by 10% y/y), as well as Poland's Markets (up by 25% y/y) and CEE (up by 25%), which more than offset the difficult period of MIB due to the mentioned market conditions.

A crucial element in revenue growth was net interest income - up by 8% y/y, which was due to a marked expansion of lending business volumes and interest rate movements that clearly boosted earnings on deposits. In the first nine months of 2007 **net interest income**

rose by 8.8%, the most important contributions being those of Retail (up by 6%), Poland's Markets (up by 14%) and CEE (up by 23%).

Loans and receivables with customers were €461 billion - an increase of 4.4% for the first nine months of 2007 and 7,2% over September 2006. Q3 lending growth was 1.4% and was due to a significant advances by central and eastern Europe (CEE lending was up by 7.2% and Poland's Markets lending by 2.5%) and Corporate (up by 2.5%) against the background of generalised growth by all the Divisions. Financial leasing performed well in the first nine months of 2007, growing by 29%, as did consumer credit - up by 7%.

Customer deposits, excluding securities in issue, grew by 8.6% to €313 billion in the first nine months of 2007- including rises of 17% in the Corporate Division and 8% in Retail - and by 3% in Q3; as part of this Corporate was up by 10% and Private Banking by 11%. Group deposits grew overall by more than 12% y/y.

Net fees and commissions earned in Q3 were €2.1 billion, a sharp increase of 9.4% over Q3 2006, which underpinned the favourable trend of the first nine months of 2007, which saw net commission grow by 8.9%, thanks to all the Divisions and especially MIB (an increase of 22% y/y), Poland's Markets and CEE (respectively: 19% and 26% y/y increases).

In a breakdown by commission type the performance of asset management, custody and administration fees - an increase of 15.5% in Q3 2007, including 24% for insurance products - and foreign exchange dealing and foreign business service fees, which grew by 24% in Q3, was especially noteworthy. In the first nine months of 2007 good results were achieved by commissions on segregated accounts - up by 25% - and insurance products, which rose by 20%. Compared to 2006, total asset management commissions and fees rose by 2.7% y/y, benefiting from the growth trend of the assets from which recurring fees arise, and by 7.2% in the first nine months of 2007.

Net Fees and Commissions (€ million)

	FIRST NINE MONTHS		CHANGE	
	2007	2006	AMOUNT	PERCENT
Asset management, custody and administration:	3,372	3,098	+274	+8.8%
segregated accounts	*257*	*206*	*+51*	*+24.8%*
management of collective investment funds	*1,760*	*1,720*	*+40*	*+2.3%*
insurance products	*461*	*385*	*+76*	*+19.7%*
securities dealing, placement and other services	*894*	*787*	*+107*	*+13.6%*
Current accounts, loans and guarantees	1,379	1,342	+37	+2.8%
Collection and payment services	1,117	1,009	+108	+10.7%
Forex dealing	463	409	+54	+13.2%
Other services	412	335	+77	+23.0%
Total net fees and commissions	**6,743**	**6,193**	**+550**	**+8.9%**

At 30 September 2007 the Group's **asset management** firms had assets under management worth €243 billion, an increase of 1.4% over 2006. However these assets were worth 1.2% less than at the beginning of 2007, due to adverse market conditions in Q3, which drove asset values down and induced savers to cash their holdings.

Q3 **net trading profits** were down by €11 million and here too the cause was the crisis sparked by US subprime mortgage risk. Although the Group has only marginal direct exposure to these assets, the higher cost of funding, the widening of spreads and the effect of scarce liquidity had a considerable impact on structured credits. The valuation at fair value of our option on Generali shares caused a loss in Q3 of €13.5 million (the impact of valuation of the option was a gain of €1.3 million in Q3 2006). In the first nine months of 2007 the valuation effect was a gain of €4.3 million, having produced a loss of €14.1 million in the first nine months of 2006.

Q3 **operating cost** was €3,281 million, a 1.1% increase y/y: payroll fell by 1.1% y/y mainly due to a reduction of variable compensation due to business performance (especially significant for the MIB Division), efficiency gains and rationalisation throughout the Group.

At 30 September 2007 the **FTE**[1] headcount was 137,324, which was slightly up - by 127 people - over end-2006.

This change was primarily due to:
- staff reductions totalling 1,412 due to efficiency gains in Corporate Centres, GBS, CEE countries (except Russia and Turkey) and the retail business;
- staff reductions of 1,585 due to outsourcing agreements and companies leaving the Group;

1. Data calculated with the KFS Group, which is consolidated proportionately, fully included. Data are stated adopting a different method than that published in the 2006 Annual Report, excluding unpaid leaves.

Explanatory Notes and Directors' Remarks

Main Results and Performance for the Period *(cont.)*

- inclusion of new companies in the consolidation perimeter - an increase of 625 staff;
- a 2,499 FTE increase due to business development mainly in Russia and Turkey (1,612 staff) and Italian Retail (259 staff) due to extension of the branch network; and in Corporate Banking (405 staff) following centralisation of the leasing business and Global Financial Services.

In Q3 **other administrative cost** rose significantly, by some 5.5% y/y (though this would be 3.6% on a like-with-like and constant exchange rate basis), due to the rapid expansion of CEE branch networks in Poland, Russia and Hungary among others, and increased ICT expenditure in Germany. In the first nine months of 2007 cost increases were limited to 0.6% y/y (1.1% on a like-with-like and constant exchange rate basis) thanks to reductions in payroll and depreciation and amortisation.

The Q3 **cost/income ratio** year-on-year was broadly unchanged at 57.6%, while in the first nine months it fell by 3.3% from 55.8% to 52.5%, showing that the Group's growth remained effective and well-balanced.

Credit risk recorded a significant fall. Q3 net write-downs of loans and provisions for guarantees and commitments were sharply down from 2006 - by 24% - mainly due to significant reductions in Retail in Austria, write-backs in MIB and the general asset quality of Corporate Banking. Cost of risk (i.e., the ratio of net write-downs and provisions for guarantees to assets weighted according to credit risk) was 0.52% - a reduction of 0.09% from the first nine months of 2006.

Credit quality figures at 30 September 2007 show that there was a significant reduction in impaired loans to customers (compared to end-2006 in line with the trend seen up to now) both in terms of amount - down from €14.3 billion at end-December 2006 to €11.4 billion at end-September 2007 - and as a percentage of total loans and receivables, which fell from 3.23% to 2.48% thanks primarily to a reduction in restructured loans by almost one-third.

The **coverage ratio** rose from 48.9% at end-December 2006 to 54.4% at end-September 2007 - an improvement of 5.5% - and from 61.5% to 64.1% of non-performing loans, an improvement of over 2.6%, demonstrating the effectiveness of the Group's risk containment and higher coverage policies, particularly outside Italy. Credit quality was not affected by the adverse market conditions.

Profit before tax was €1.9 billion in Q3 2007, slightly down from the 2006 figure of circa €2 billion: it is worth recalling the extraordinary nature of the sale of 2S Banca in Q3 2006, amounting to €401million. Profit before tax of €7,528 million for the first nine months of 2007 was affected by the sale of Indexchange in the amount of €129 million, while, as well as the mentioned 2S Banca sale in 2006, there was also that of Splitzka Banka for €367 million.

The **Group's net profit** for the first nine months of 2007 was €4,729 million, an increase of 3.8% over the first nine months of 2006: in Q3 2007 there was also the negative effect of an extraordinary reduction of €140 million in deferred tax due to a reduction in Germany's corporate tax rate to come into force in 2008.

The Group's **Core Tier 1 Ratio** rose to 5.98% from 5.82% at 31 December 2006, thanks to self-financing, which more than offset the growth of risk weighted assets, while the **Total Capital Ratio** fell to 10.42% from 10.5% at the start of 2007, due to maturing subordinated loans.

Impaired Loans to Customers (by type) (€ million)

	NON-PERFORMING LOANS	DOUBTFUL LOANS	TOTAL	RESTRUCTURED LOANS	PAST-DUE LOANS	IMPAIRED LOANS
As at 30.09.2007						
Face value	17,972	4,482	**22,454**	1,690	936	**25,080**
as a percentage of total loans	*3.77%*	*0.94%*	**4.71%**	*0.35%*	*0.20%*	**5.26%**
Writedowns	11,524	1,390	**12,914**	613	123	**13,650**
as a percentage of face value	*64.1%*	*31.0%*	**57.5%**	*36.3%*	*13.1%*	**54.4%**
Carrying value	6,448	3,092	**9,540**	1,077	813	**11,430**
as a percentage of total loans	*1.40%*	*0.67%*	**2.07%**	*0.23%*	*0.18%*	**2.48%**
As at 31.12.2006						
Face value	17,698	4,847	**22,545**	4,394	1,016	**27,955**
as a percentage of total loans	*3.87%*	*1.06%*	***4.93%***	*0.96%*	*0.22%*	***6.12%***
Writedowns	10,886	1,259	**12,145**	1,388	146	**13,679**
as a percentage of face value	*61.5%*	*26.0%*	***53.9%***	*31.6%*	*14.4%*	***48.9%***
Carrying value	6,812	3,588	**10,400**	3,006	870	**14,276**
as a percentage of total loans	*1.54%*	*0.81%*	***2.36%***	*0.68%*	*0.20%*	***3.23%***

Contribution of Divisions to Group Results

In the first nine months of 2007 the Divisions' results once again demonstrated how well-balanced the Group's business portfolio is.

All the Divisions substantially increased operating profit and this progress was even more evident in profit before tax.

Improvements in the cost/income ratio were widespread and significant, as was the solid contribution to value creation by all business areas.

Key Figures (€ million)

	RETAIL	CORPORATE	PRIVATE BANKING	ASSET MANAGEMENT	MARKETS & INVESTMENT BANKING	POLAND MARKETS	CENTRAL EASTERN EUROPE (CEE)	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL
Profit and Loss figures									
Operating Income									
First 9 months 2007	6,100	3,857	845	1,041	2,507	1,790	2,414	262	18,816
Change over first 9 months 2006	*4.8%*	*6.6%*	*7.6%*	*8.1%*	*6.2%*	*15.3%*	*19.1%*	*-44.8%*	*6.9%*
Operating costs									
First 9 months 2007	-3,873	-1,260	-515	-448	-1,110	-817	-1,203	-648	-9,874
Change over first 9 months 2006	*-3.2%*	*2.4%*	*-0.6%*	*2.3%*	*1.5%*	*6.7%*	*13.3%*	*-8.1%*	*0.6%*
Operating Profit									
First 9 months 2007	2,227	2,597	330	593	1,397	973	1,211	-386	8,942
Change over first 9 months 2006	*22.4%*	*8.8%*	*23.6%*	*13.0%*	*10.3%*	*23.6%*	*25.5%*	*n.s.*	*14.8%*
Profit Before Tax									
First 9 months 2007	1,651	2,040	324	591	1,680	947	1,024	-729	7,528
Change over first 9 months 2006	*55.3%*	*10.8%*	*31.2%*	*19.4%*	*25.3%*	*31.3%*	*29.6%*	*n.s.*	*9.4%*
EVA									
First 9 months 2007	620	612	160	399	685	336	457	-773	2.496
Change over first 9 months 2006	*407*	*176*	*47*	*74*	*106*	*106*	*156*	*-506*	*565*
Cost/income ratio									
First 9 months 2007	63.5%	32.7%	60.9%	43.0%	44.3%	45.6%	49.8%	247.3%	52.5%
Change over first 9 months 2006	*-523 bp*	*-133 bp*	*-504 bp*	*-245 bp*	*-208 bp*	*-368 bp*	*-256 bp*	*n.s.*	*-327 bp*
Employees[1]									
as at 30 September 2007	35,277	9,257	3,527	2,353	3,449	25,615	37,770	20,076	137,324
Change over 31 December 2006	*443*	*442*	*177*	*75*	*231*	*-31*	*322*	*-1.532*	*127*

1. Full time equivalent. KFS Group, which is consolidated proportionately, is here included at 100%.

Explanatory Notes and Directors' Remarks

Retail Division

UniCredit Retail Division provides personal loans for the mass-market and affluent individuals, together with commercial loans for small businesses in Italy, Germany and Austria. The Division pools together and leverages all the retail banking know-how available within the Group making it available to all our customers, regardless of their location. This strategy allows for high levels of sustained growth in the European market, which over the last years has seen substantial changes in terms of increasing competition and monetary and fiscal policies.

In Q3 2007, the Retail Division **profit before tax** was €511 million, representing an increase of €272 million over Q3 2006 (+114% y/y).
Total profitability in the first nine months of 2007 was €1,651 million (+55% y/y), with different sales levels in the three countries: Italy, with 62% of operating income, generated 75% of total operating profit, while Germany and Austria are continuing the restructuring process started in 2006.

Income growth was driven by the increase in net interest income thanks to improved volumes and higher interest rates (Euribor 1M rose 124 bp on the previous year, both for the quarter and the first nine months), and by careful cost management (in September 2007, operating costs decreased by around 3% compared with the previous year).

Q3 **operating income** was €2,006 million, a rise of 6% y/y, mainly due to net interest income (€1,287 million, an increase of 6% y/y), while net fees were up 5%.
The positive trend reflects that of the first nine months of the year.
The main contribution came from recurring fees, while the increase in up-front fees was less impressive: operating income grew by 5% y/y due to the 6% increase in net interest income with Italy being the main contributor (+13% y/y).

In addition, net fees were up 2%, with better sales in both Germany and Austria (+7% y/y and +6% y/y respectively).

Income Statement (€ million)

RETAIL DIVISION	2007 Q3	2007 Q3	2006 Q3	CHANGE % ON Q3 '06	FIRST 9 MONTHS 2007	FIRST 9 MONTHS 2006	CHANGE %
Operating income	2,006	2,049	1,895	+5.9%	6,100	5,819	+4.8%
Operating costs	-1,303	-1,269	-1,338	-2.6%	-3,873	-3,999	-3.2%
Operating profit	703	780	557	+26.2%	2,227	1,820	+22.4%
Net write-downs on loans	-180	-162	-314	-42.7%	-562	-726	-22.6%
Profit before tax	511	609	239	+113.8%	1,651	1,063	+55.3%

Balance Sheet (€ million)

RETAIL DIVISION	AMOUNTS AS AT 30.09.07	30.06.07	31.12.06	CHANGE ON DEC'06 ASSOLUTA	%
Loans to customers	142,012	141,028	138,838	3,174	+2.3%
Customer deposits (incl. Securities in issue)	153,345	152,026	146,181	7,164	+4.9%
Total RWA	91,646	90,515	90,026	1,620	+1.8%
RWA for Credit Risk	90,299	89,223	88,611	1,688	+1.9%

Key Ratios and Indicators

RETAIL DIVISION	FIRST 9 MONTHS 2007	2006	CHANGE AMOUNT	%
EVA (€ million)	620	213	407	+190.9%
Absorbed Capital (€ million)	5,336	5,373	-36	-0.7%
RARORAC	15.50%	5.29%	1021pb	
Operating Income/RWA (avg)	8.97%	8.48%	49pb	
Cost/income	63.5%	68.7%	-523pb	
Cost of Risk	0.84%	1.07%	-23pb	

Staff Numbers

RETAIL DIVISION	AMOUNTS AS AT 30.09.07	30.06.07	31.12.06	CHANGE ON DEC'06 AMOUNT	%
Full Time Equivalent	35.277	35.295	34.834	443	+1,3%

In Italy, **UniCredit Banca** continued to pursue its successful initiatives to increase its customer base and total financial assets. Thanks to "Trasloco Facile", a scheme introduced in Q1 2007 to offer new customers free account transfer services by covering the bank account closure charges with their existing bank, around €1.2 billion in new financial assets were acquired in the first nine months.

Sales of Genius Ricaricabile (the first top-up current account offering free banking services to customers meeting specified requirements) remained steady, with 55,000 new accounts opened, 21,000 of them in Q3 2007. New current accounts continued to grow (132,000 new accounts YTD, 37,000 in Q3) as well as the number of new customers (102,000 at end September, of which 24,000 from the beginning of July).

As regards other Retail core businesses, the cooperation between UniCredit Banca and **Banca per la Casa**, the specialized platform on mortgages, generated new product sales of €2.1 billion in Q3 2007, shared equally between subsidiaries and partnerships. Total YTD loans issued stood at €7.5 billion, slightly down on 2006 with a significant improvement in performance of the Branch direct channel; market share of new product sales for the Italian Retail Division as at 30 June 2007 was equivalent to 16.9% (source: Banca d'Italia). In Q3 2007, 500 premium mortgages were arranged. The Mutuo Premium range was launched at the end of May and offers a "Loyalty Bonus" allowing clients to benefit from spread reductions over time provided that repayments are made on time and at constant rates.

Thanks to synergies with **Clarima**, the UniCredit branch specialising in consumer credit, new loans issued by the Italian Retail Division accounted for market share of 6.5% at end September 2007, an increase of 6.3% on 30 June 2007 (source: Assofin). Q3 2007 new inflows (from personal loans, POS financing loans, credit cards and salary guaranteed loans) were slightly less than €1 billion, up by 15% y/y. New product sales for September stood at €2.9 billion, representing double digit growth for both captive (+20%) and non-captive channels (+10%). The penetration of personal loan insurance products in Italy remained stable at 90%. At product level, in Q3 2007 new personal loans (including POS financing) totalled €431 million (+10% y/y); credit card spending reached €482 million (+20% y/y) with over 1.6 million new cards issued (+19% y/y), including more than a million revolving facilities (+17% y/y). In June two new products were launched, adding to our high leverage personal loan lines. At end September, sales of Top loans reached €1.7 million, while First loans generated €23.3 million. The specialisation of the distribution model continued with the opening within selected UniCredit Banca Branches of "Clarima Corners" offering loans and mortgages: at end September 2007, the 226 Branches with corners open since the beginning of the year recorded a 37% increase on the previous year.

In Germany, **HVB** deposits showed healthy growth thanks to the ongoing success of Willkommenskonto, with more than 75,000 new customers in Q3 2007. Sales initiatives mainly focused on investment products of which €500 million was generated by POS products, with €170 million from "HVB Relax Express" (indexed bond) and €60 million from "HVB Zins-Ass" (bond). We should also mention the performance of the NordKonzept fund, which totalled €200 million in net sales.

In July, the HVB sales network started selling Clarima credit cards, boasting card sales of 70,000, more than half of them revolving. The key products in this range are the revolving HVB FlexiCard and the HVB ReiseCard Gold credit card. The HVB ReiseCard Gold comes with insurance and membership of the "Yourope" scheme, which offers non-banking services such as discounts for events and shows ("Yourope Viva"), as opposed to guided city breaks and tours and restaurant discounts ("Yourope City"). At end September, almost 100,000 HVB customers had joined the "Yourope" scheme.

In order to win market share among the two million Turk population living in Germany, HVB launched a new partnership with Yapi Kredi, a Turkish bank created by the merger between Yapı Kredi Bankası and Koçbank and now part of UniCredit Group. HVB has identified three former Yapi Kredi branches where it could service Turkish customers with dedicated products and bilingual services: in the first three months, more than 500 new customers joined.

In Austria, Q3 2007 was characterised by **BA-CA** loans and investment products. The focus on POS financing such as "ErfolgsKredit Wohnkredit" increased sales to over €800 million from July to end September. In terms of investments, the top-selling product in Q3 was Öko-Garantie, a 7-year capital-protected bond, with €229 million AuM. The 2-year WeltaktienIndexGarantie bond was instead welcomed by customers looking for a short-term investment, generating €66 million in volumes.

The FokusInvest investment fund, launched in March and offering three different subfunds according to the customer's risk profile, was marketed

Explanatory Notes and Directors' Remarks

Retail Division *(cont.)*

together with the FokusLife insurance product. During September, FokusInvest AuM grew to €269 million, boosting the increase in the sale of investment products to €761 million (+68% y/y).

In Q3 2007, Retail Division **operating expenses** were €1,303 million, down by around 2.6% y/y due to savings in Austria (-14% y/y) and Germany (-10% y/y).
The restructuring under way in Austria and Germany allowed the Division to cut costs by 3% compared with the first nine months of 2006. This was due to the reduction in direct costs, the renegotiation of indirect costs and overheads, the revision of the service model, the simplification and standardisation of the product range and the automation of credit processes.

The number of **FTEs** (full-time equivalent employees) in the Retail Division as at 30 September fell by 66 units compared with end December 2006, excluding around 300 Planet Home FTEs not consolidated in 2006 and 210 FTEs transferred to Retail from the Corporate Center CRO.
In Austria, downsizing resulted in more than 150 job losses, while in Italy the workforce shed 435 resources, excluding the financing of organic growth projects (more than 300 FTEs excluding seasonal employees, with the recruitment of customer portfolio managers and staff at Clarima in Germany).

Cost/income in Q3 2007 was 65% (-568 basis points y/y), while at end September 2007 it fell to 63.5% (from 68.7% in the first nine months of 2006), due to increased revenues and cost efficiencies.

As a result of these impacts, Q3 2007 **operating profit** was €703 million (+26% y/y), while operating profit in the first nine months was €2,227 million (+22% y/y).

Net writedowns of loans in Q3 2007 decreased by 43% compared with the previous year to stand at €180 million. Specifically, net write-downs decreased in Austria (-60% due to the alignment in 2006 of the provisioning method with Group best practice), in Germany (-69%, the comparison between 2006 and 2007 not being homogenous since 2006 net write-downs are influenced by the spin-off of non-strategic assets, i.e. the "Special Loan Portfolio") and in Italy (-12%, partly due to the improved quality of Consumer Finance assets). Overall, net writedowns at end September were 23% lower following robust improvements in all three countries (Austria -33%, Germany -26% and Italy -14%), benefiting the **cost of risk** which stabilised at 0.84% (-23 bp y/y).

Retail Division **customer loans** were €142 billion (+2% compared to December 2006), while customer deposits, including securities in issue, grew by 5% compared to year-end 2006 to €153 billion.

The Retail Division's **EVA** at 30 September 2007 was €620 million (up by 190% y/y) with a 15.5% **RARORAC** (5.3% in 2006) thanks to increased RWA productivity (operating income/average RWA rose 8.5% to 9% y/y) and RWA substantially stable in view of the capital enhancement transactions executed during the period (RMBS4 at UniCredit Banca, securitisation of residential mortgage loans with a €3.9 billion nominal value).

These buoyant financial performances were partly attributable to the ongoing focus on customer loyalty plans. The customer satisfaction index (TRI*M)[1] for the three countries was positive. Specifically, end September 2007 aggregates compared with end 2006 showed excellent performance across the three segments in Italy (7-point growth in the small business segment, 5 in the affluent segment and 4 in the mass market segment) and in the affluent segment in Germany (up 5 points).

1. The TRI*M Index measures customer retention based on the weighted average of scores given to the Company by respondents on four main retention indicators, two of which relate to satisfaction levels (overall satisfaction and likelihood to recommend) and two to loyalty (likelihood to repurchase and competitive advantage).

Breakdown of lines and divisional strategies by business/region

Looking at total customer financial assets for September 2007, we see that indirect deposits (Assets under Management and Assets under Administration) accounted for 72% of financial assets in Italy, while the client portfolio mix in Germany and Austria is only now starting to change (47% Direct Deposits, 24% AuM and 29% of AuA in Germany and 63% Direct Deposits, 24% AuM and 13% AuA in Austria, respectively), as customers in these two countries generally have a higher saving propensity. The increase in customers' financial assets net of market impacts in Italy was €3.6 billion, up by 2.3% year-to-date.

The mix of total loans to customers varied from country to country. In all three countries households mortgages accounted for the highest percentage: 64% in Italy, 58% in Germany and 44% in Austria. Short-term loans to small businesses were higher in Italy, where they accounted for 51% of commercial loans, while in Austria they accounted for 13% and in Germany for only 5%.

Customer Total Financial Assets (€ billion) September 2007


161.0
Direct deposits
45.1
AUM
55.1
AUC
60.8
60.9
28.7
14.6
17.6
51.4
32.2
12.6
6.6
Italy
Germany
Austria
Share of total
58.9%
22.3%
18.8%

Total loans to customers (€ billion) September 2007


76.4
2.8
Other
SB M/L-term
10.3
4.7
SB short-term
Consumer credit
43.3
2.1
14.2
48.6
0.8
1.1
20.0
1.4
Households
mortgages
25.1
5.4
3.9
8.7
0.6
Italy
Germany
Austria
Share of total
54.7%
31.0%
14.3%

Explanatory Notes and Directors' Remarks

Corporate Division

Corporate banking market services and solutions to small, medium and large business enterprises

The Group's Corporate Division serves clients with an annual turnover higher than €3 million providing a range of appropriate products and services. Transfer of best practices developed in each country the Group operates in is one of the main goals of the Corporate Division in order to become the favourite partner in the corporate world, and to better meet our customers' base requirements. To achieve this objective UniCredit Group combined its national leasing companies in Germany, Italy and Austria along with the companies within the CEE Division (Central and Eastern Europe) into the leasing sub-holding company (UniCredit Global Leasing S.p.A.) during the last quarter. This new established leasing sub-holding company counts to the leading leasing companies in Europe by volume of new business. Following the set up of the Global Financial Services line, the leasing sub-holding company is the second global business segment to be set up within the Corporate Division.

Commercial and Financial Performance

The Corporate Division closed Q3 2007 compared to Q3 2006 with a strong improvement both in terms of increasing revenues and control of costs thus showing better than expected results in all operating and financial metrics.

Income Statement (€ million)

CORPORATE DIVISION	2007 Q3	2007 Q2	2006 Q3	CHANGE % ON Q3 '06	FIRST 9 MONTHS 2007	FIRST 9 MONTHS 2006	CHANGE %
Operating income	1,260	1,322	1,160	+8.6%	3,857	3,618	+6.6%
Operating costs	-434	-413	-409	+6.1%	-1,260	-1,230	+2.4%
Operating profit	826	909	751	+10.0%	2,597	2,388	+8.8%
Net write-downs on loans	-172	-193	-203	-15.3%	-542	-541	+0.2%
Profit before tax	635	704	524	+21.2%	2,040	1,841	+10.8%

Balance Sheet (€ million)

CORPORATE DIVISION	AMOUNTS AS AT 30.09.07	30.06.07	31.12.06	CHANGE ON DEC'06 AMOUNT	%
Total Loans	238,711	234,497	217,095	21,616	+10.0%
o.w. with customers	*195,506*	*190,747*	*182,337*	*13,169*	*+7.2%*
Customer deposits (incl. Securities in issue)	93,607	87,706	83,819	9,788	+11.7%
Total RWA	174,063	168,801	161,294	12,769	+7.9%
RWA for Credit Risk	169,665	164,608	156,632	13,033	+8.3%

Key Ratios and Indicators

CORPORATE DIVISION	FIRST 9 MONTHS 2007	2006	CHANGE AMOUNT	%
EVA (€ million)	612	436	176	+40.3%
Absorbed Capital (€ million)	10,481	10,343	138	+1.3%
RARORAC	7.78%	5.62%	216pb	
Operating Income/RWA (avg)	3.08%	2.93%	15pb	
Cost/income	32.7%	34.0%	-133pb	
Cost of Risk	0.44%	0.45%	-1pb	

Breakdown of loans by country and deposits (€ million)

CORPORATE DIVISION	LOANS TO CUSTOMERS 30.09.07	31.12.06	CHANGE %	DEPOSITS FROM CUSTOMERS AND DEBT SECURITIES IN ISSUE 30.09.07	31.12.06	CHANGE %
Italy	72,634	65,712	+10.5%	25,493	28,102	-9.3%
Germany	57,936	57,214	+1.3%	38,795	29,641	+30.9%
Austria	41,387	38,995	+6.1%	22,591	18,910	+19.5%
Leasing	23,549	20,416	+15.3%	6,727	7,166	-6.1%
Total	**195,506**	**182,337**	**+7.2%**	**93,607**	**83,819**	**+11.7%**

Staff Numbers

CORPORATE DIVISION	AMOUNTS AS AT 30.09.07	30.06.07	31.12.06	CHANGE ON DEC'06 AMOUNT	%
Full time equivalent	9,257	9,132	8,815	442	+5.0%

Given the good trend in Q3 2007 of **Net interest income** (+5.4% y/y) and the positive performance of **Net non-interest income** (+16.8% y/y), **Total revenues** grew by 8.6% y/y to €1,260 million (+€100 million y/y). In spite of fierce competition in the different national markets, the increase in interest margin has been driven by the strong growth of loans in UBI and of loans and deposits volume in BACA and HVB. The very good performance of **Net non-interest income** is mainly due to rising net commission in UBI and BACA and higher Balance of other operating income rooted in growth of operational leasing, and to corporate finance in UBI.

Total revenues for the first nine month in 2007 are €3,857 million +€239 million y/y.

Operating costs increase in Q3 by 6.1% (+€25 million y/y). Payroll costs rose by €8 million (+4.4% y/y) vs. the same period of previous year mainly through HVB and Italy (increasing FTE for expansion strategies and costs for TFR reform in Italy). Other operating costs post an increased in Q3 by 7,5% y/y (+€17 million) given the trend of Other administrative expenses, as well as the movements in the fixed assets that reflected into higher write-downs of tangible/intangible assets due to the growth of operating leasing business.

Net write-downs of loans and provisions show a strong decrease by 15.3% (-€31 million y/y), driven by write backs in CREF and lower write-downs in Austria, even if at YTD cumulative level they remain stable.

Given the above mentioned trends in Q3 2007 **Profit from ordinary activities** rose to €635 million (+21% and +€111 million y/y); for the first nine months **Profit before taxes** reached €2,040 million, up by €199 million vs. the same period of 2006.

The action taken for optimizing **capital absorption** (+1.3% y/y) together with Top Management strong commitment on value creation reflect in a strong increase in **EVA** that reachs €612 million (+€176 million and +40.3% y/y) as well as in **RARORAC** which reachs 7.8% up from 5.6% in 2006 (+216bps y/y), whose increases are mainly due to the good performance in Non interest income, to the growth of deposits (+11.7% vs. Dec'06) as well as the tight scrutiny on new business value creation. The improvement in **Operating income/RWA ratio** (+15bps vs. same period 2006) was sustained by focus on fee based revenues and to the reduction of non profitable business relations in different customer segments. Given the strong performance of total revenues during the first 9 months of 2007 (+6.6% vs. same period 2006) and thanks to the control of costs (+2.4% vs. 2006), the **cost-income ratio** decreased by about 133bps to 32.7%.

The growth of the Division was further supported by growth in total volumes of loans to customers (+7.2% vs. December 06) driven by a positive development of leasing business (+15,3% vs. Dec'06) and by the deposits trends (+11.7% including debt securities in issue) driven by the growth in Germany (+30.9% vs. Dec'06) and Austria (19.5% Dec'06). In spite of the impact of the consolidation of CREF (Commercial and Real Estate Financing), where a decrease in loans volumes occurred, in Germany an increase of total loans took place (+1.3% vs. end of 2006) due to an increase by 4.5% of HVB pure corporate.

The trend of **FTEs** (+442 vs. 2006 eop) is mainly due to changes of perimeter and new consolidation (~ 250 FTE).
The remaining increase is related to the external hiring of skilled RMs as well as to the internal transfer of staff for expansion plans in CEE companies under the perimeters of Leasing and for the expansion plan in UBI and HVB.
The increase in FTE was partially offset by reduction of FTE in Corporate banking in Austria.

Explanatory Notes and Directors' Remarks

Corporate Division *(cont.)*



Good increase of **Operating income** in the third quarter 2007 to €544 million in comparison to the same period of 2006 (+9% y/y) that was driven by strong increase in **Net non-interest income** that counts up to €145 million (+22.9% y/y). **Net interest** increased by 4.7% vs. Q3 2006 (+€18 million) mainly due to volume effect in UBI. At cumulative level (first 9 months 2007) **Total revenues** are €1,619 million up by €91 million and +6% vs. 2006.

During the third quarter 2007, **staff related costs** in Italy increased by +€10 million (11.9% y/y) vs. the same period in the previous year mainly due to new staffing related to expansion plans and the "TFR" reform effect in Italy. The increase of **Other operating costs**, €6 million (+10.3% y/y), was driven by higher Other administrative expenses. Hence in Q3 2007 there is a rise in **Operating costs** of 11.3% y/y.

Net write-downs of loans and other provisions in Q3 2007 grew by €6 million to €103 million (+6.2% y/y) partially driven by specific provisions made by UBI.

Given the above mentioned effects, **Profit before taxes** is up to €260 million increasing by €10 million y/y (+4%). Profit before taxes for the first 9 months 2007 reached €827 million up by +€27 million above the previous year.

Given the impact of Operating costs in Q3 2007, and the lower growth of Operating income the **cost/income ratio** slightly increases by 60bps to 29%.

GERMANY (without leasing)

For the third quarter 2007 the Corporate division Germany shows stable **Operating income** in comparison to the same period of the previous year at €344 million (+0.9% y/y), which would have turned to be an increase by +3% to €297 million net of CREF (Commercial and Real Estate Financing) where a negative volume effect in loans took place. The growth of **Interest income** to €248 million (+6.9% y/y) is based on a volume effect in deposits (particularly in time deposit) and in loans (driven by short term) but would have been +11% y/y (+€22 million) without CREF. The growth in Net interest income was partially offset by a slow down in **Net non-interest income** to €96 million (-11.9% y/y) mainly due to a decrease in Securities. **Total revenues** for the first 9 months in 2007 reach €1,100 million (+€19 million and +1.8% y/y).

Operating costs for Corporate division in Germany remain unchanged at €133 million due to a decrease of **Other operating costs** (-1.1% y/y, -€1 million), and stable staff expenses. At cumulative level **Operating costs** decrease by 2.3% y/y to €382 million (-€9 million vs. 2006) during the first 9 months of 2007.

Given the balance of the above mentioned effects, **Operating profit** for HVB Q3 2007 is up to €211 million (+1.4% y/y or +€3 million), while the effect for the corporate business net of CREF would have been +3% y/y compared with Q3 2006 results.

Net write-downs of loans decrease by 51.9% y/y to €37 million in the third quarter 2007 mainly thanks to write backs in CREF.

In Germany the Corporate division **Profit before taxes** reached €166 million up by 38.3% vs. Q3 2006 (+€46 million) while at cumulative level it reached €573 million (+12.6% and +€64 million y/y).

AUSTRIA (without leasing)

During Q3 2007 **Total revenues** increased by €27 million up to €210 million (+14.8% vs. Q3 2006), mainly thanks to the growth of deposits volume, to non interest income bearing products, and to the growth of dividends and other income from equity investments. More in particular **Net interest income** increased by 14.5% in Q3 2007 (+€18 million) vs. the same period a year before and **Net non-interest income** grew by 15.3% y/y (+€9 million).

Operating costs slightly increased to €68 million (+1.5% y/y) in the third quarter 2007, following to a strong decrease in **Staff related costs** down to €24 million (-7.7% y/y) that offset the increase of other operating cost.

The lower **Net write-downs on loans** (+€9 million) to the same period 2006 compensated the higher **Net write-downs on investment** (-€10 million). The high net write-downs on investment are due to the prudential provision in September 2007.

Operating profit is up by 22.4% (+€26 million vs. Q3 2006) and **Profit from ordinary activities before taxes** post a growth of €24 million to €120 million (+25% y/y) with an improvement of the cost/income ratio which decreases by 423bps to 32.4%.

During the first 9 months of 2007 **Total revenues** increased by 8.3% to €655 million (+€50 million vs. 2006), with **Operating costs** decreasing by 6.6% to €198 million (-€14 million y/y). Hence **Profit before taxes** increased by 18% y/y (+€63 million) to €413 million.

GLOBAL LEASING

UniCredit Group combined its national leasing companies in Germany, Italy and Austria along with the companies within the CEE Division (Central and Eastern Europe) into the leasing sub-holding company (UniCredit Global Leasing S.p.A.) in order to improve the division capability of transfer specific know-how.

During Q3 2007, Global Leasing's **Total revenues** increased by €25 million up to €161 million (+18.4% vs. Q3 2006), mainly thanks to the growth of operating leasing. Changes in single line items are partially due to reclassifications, and more in particular **Net interest income** decreased by 9% in Q3 2007 (-€9 million) to the same period a year before and **Net non-interest income** grew by 82.9% y/y (+€34 million) to €75 million. During the first nine months **Total revenues** growth by 19.6% y/y (+€79 million vs. 2006) and are up to €483 million.

During the third quarter 2007 **Staff related costs** remained stable (with €26 million) to the period one year before, while the counter effect of an increase in **Other operating costs** that grow by +€7 million (+17.1% y/y), driven by the write-downs related to operative leasing, led to **Operating costs** of €74 million (+€7 million; +10.4% y/y).

The increase in **Profits on investment** (+€27 million) vs. Q3 2006, mainly due to the sale of Locat Rent Spa in Italy, is partially offset by the higher **Net write-downs on loans** (+€17 million) to €25 million.

Profit from ordinary activities before taxes is up by €30 million to €89 million (+50.8% y/y) with an improvement of the cost/ income ratio by 330bps to 46%.

Contribution by country (€ million, %)

	Q3 2007			Q3 2006		
	Operating Income	Operating Costs	Operating Profit	Operating Income	Operating Costs	Operating Profit
Total	1,260	-434	826	1,160	-409	751
UGL						
Italy	43%	36%	47%	43%	35%	48%
Austria	16%	16%	15%	16%	17%	15%
Germany	27%	31%	26%	29%	32%	28%

Corporate Division *(cont.)*

Key projects and initiatives in Q3 2007

The main ongoing projects on banks, given the Corporate Division's strong commitment to organic growth, are reflected in the Division focus on developing each individual national market by sharing best practices and by expanding the Division's network coverage in selected regions. Thus, the most relevant running activities are the "Revenue Growth Project" in Italy and expansion strategies in Germany (with the opening of four new branches during the first semester 2007), while for Austria consolidation of market leadership and increase in penetration in some selected geographies are the main targets.

After the successful set up of UniCredit Group's own leasing sub-holding company under the name "UniCredit Global Leasing S.p.A.", which was completed during Q2 2007, the newly established business line counts to the leading leasing companies in Europe by volume of new business. Given top management strong commitment on cross fertilization the new business line is already sharing best practices and specific product know how among different legal entities.

In order to diversify the source of revenues and to improve the key return ratios all banks have implemented a strategy involving better use of existing cross-selling potential through reinforced cooperation among banks and companies operating in non-banking sectors (such as leasing as mentioned), which has already reflected in specific actions or commercial campaigns. To further improve our product range and services according to corporate customer needs and to boost potential revenues GFS - Global Financial Services - is now fully operating.
We expect attracting a sizeable economic potential for International funds transfer, Foreign cash management, e-Banking, Foreign trade and Export finance, as well as Correspondent banking and Financial services to banks.

Private Banking Division

Change in total financial assets

At 30 September 2007 assets under management and administration exceeded €195 billion.

Despite the market turmoil of the summer months, assets under management and administration increased by over €1 billion in Q3 2007, thanks to a net inflow (despite the circumstances) of some €800 million in Germany and €500 million in Italy[1]. These assets were primarily liquidity and repos to meet clients' reduced risk appetite in these market conditions, which benefited the interest margin.

Given these circumstances we nevertheless succeeded in containing the drop in the managed component as a percentage of total financial assets net of extraordinary transactions in Italy[1], which at 30 September was 46.5% as against 47.2% at 30 June 2007.

Percentage breakdown of financial assets[1] as at 30 September 2007


0.3
15.4
46.5
37.8
■ Assets under Management ■ Assets under Admin.
□ Assets under Custody Deposits

Total Financial Assets (€ billion)

PRIVATE BANKING DIVISION	AMOUNTS AS AT			CHANGE ON DIC '06		AMOUNTS AS AT 30.09.2006	CHANGE %
	30.09.2007	30.06.2007	31.12.2006	AMOUNT	%		
Total	**195.1**	**193.9**	**183.5**	**11.6**	**6.3%**	**170.6**	**14.4%**
Italy	108.7	108.6	104.2	4.4	4.3%	95.6	13.7%
Germany	70.3	69.2	65.2	5.2	8.0%	61.5	14.4%
Austria	16.0	16.1	14.1	1.9	13.8%	13.5	19.0%

Income Statement (€ million)

PRIVATE BANKING DIVISION	2007		2006	CHANGE % ON	FIRST 9 MONTHS		CHANGE %
	Q3	Q2	Q3	Q3 '06	2007	2006	
Operating income	270	285	234	+15.4%	845	785	+7.6%
Operating costs	-171	-170	-168	+1.8%	-515	-518	-0.6%
Operating profit	99	115	66	+50.0%	330	267	+23.6%
Profit before tax	99	117	56	+76.8%	324	247	+31.2%

Key Ratios and Indicators

PRIVATE BANKING DIVISION	FIRST 9 MONTHS		CHANGE	
	2007	2006	AMOUNT	%
EVA (€ million)	160	112	48	+42.1%
Absorbed Capital (€ million)	385	364	21	+5.8%
RARORAC	55.30%	41.19%	1412pb	
ROA, pb (*)	70.6pb	73.3pb	-3pb	
Cost/income	60.9%	66.0%	-504pb	
Operating costs/Total Financial Assets (**)	43.1pb	48.1pb	-5pb	

(*) Operating income on Total Financial Assets (average) net of extraordinary assets.
(**) Total cost on total Financial Assets (average) net of extraordinary assets.

Staff Numbers

PRIVATE BANKING DIVISION	AMOUNTS AS AT			CHANGE	
	30.09.07	30.06.07	31.12.06	AMOUNT	%
Full time equivalent	3,527	3,405	3,350	177	+5.3%

Total financial assets increased significantly over 2006; the overall increase was 6.3% in the first nine months of 2007 and over 14% y/y, and there was sustained growth in all countries of operation.

1. Extraordinary transactions, which, due to their temporary nature, large size and low or non-existent profitability, are not considered ordinary operations.

Explanatory Notes and Directors' Remarks

Private Banking Division *(cont.)*

Financial Performance

Moving on to profit performance, in Q2 2007 the Private Banking Division generated **operating profit** of €99 million, a sharp increase (+50%) over Q2 2006. The decline from the previous period was mainly due to seasonality factors and the strong turbulence in financial markets during the summer.

These phenomena especially affected the performance of revenues which dropped about 5% from the previous quarter to €270 million. However, total revenues posted strong growth of 15% when compared to Q3 2006.

To be specific:

- **Net interest income** rose by 18% due to higher volumes of customer deposits, widening spreads in Italy and higher dividends in Germany from Wealth Cap's closed end funds business;
- **Net non-interest income** rose by 14% and was driven by net commissions (up by about 13%) resulting from a significant increase in recurring fees on assets under management and higher up front fees in Germany and Austria which more than offset the decline in Italy.

Operating costs totalled €171 million which was largely unchanged from the previous quarter and slightly higher (less than 2%) than Q3 2006. The increase was mainly due to payroll costs (up by about 4%) resulting from higher staff levels and the increased percentage of the variable component of compensation. Other operating costs were exactly in line with those for Q3 2006.

Due in part to cost containment efforts, the **cost-income ratio** reached a level of 63.3% during the quarter, an improvement of over 8 percentage points over the figure reported in Q3 2006.

Profit before taxes in Q3 2007 totalled €99 million. This was a decline from Q2 2007 which partly benefited from the release of provisions for risks and charges in Germany, but it was still a sharp increase over Q3 2006 (up about 77%).

On the whole, the first nine months of the year ended with **operating profit** of €330 million and profit before taxes of €324 million, both of which posted strong growth (up by about 24% and 31% respectively).

Key figures for each country are summarised below:

- Operating profit in Italy rose by 24% over the first nine months of 2006 due to strong growth in net interest income (up by about 25%) accompanied by a decline in operating costs (down by about 2%). UPB ended the first nine months with a profit of €79 million representing annual growth of about 11%; on the other hand, Xelion continued to report strong performance in terms of operating profit (+€6.4 million for the quarter and +€9 million year to date) and net profit (+€3.5 million for the quarter and +€1.8 million for the first nine months) as compared to negative figures for the previous year;
- Operating profit for the first nine months rose 27% to €141 million in Germany as a result of double-digit revenue growth (+10% due to good performance in the areas of net interest income and net commissions) and low cost growth (+1%), and the cost-income ratio was below 60% (a decrease of over 5 percentage points);
- Growth was less pronounced in Austria with operating profit for the first nine months totalling €39 million, which was about 5% higher than operating profit for Q3 2006. The excellent results of Bank Privat, whose operating profit rose from €10 million to about €17 million, more than offset the pressures on income reported by Schoellerbank.

Breakdown of operating profit for the first nine months 2007 (%)


11.9
45.3
42.9
Germany
Italy
Austria

At the end of September, the division had 3,527 **employees** (full time equivalents), an increase of 177 employees year to date. This increase, adjusted for about 70 employees due to the inclusion of Wealth Capital in the scope of consolidation for the first time in September, was mainly due to Germany as a result of organic growth and business development.

The Private Banking Division generated **EVA** of €160 million in the first nine months of 2007 - a sharp increase of 42% over the corresponding period of 2006; **RARORAC** also progressed, rising by more than 14% to over 55%.

Asset Management Division

Commercial performance

As at 30 September 2007 assets under management and administration in the Asset Management Division totalled €281 billion. The managed component (€243 billion) declined by 1.2% from the beginning of the year primarily due to market turbulence in the third quarter and the strong preference for liquidity expressed by customers in Italy and Germany. This had a negative impact on net deposits (an outflow of €7.8 billion in Q3 2007 and of €4.2 billion since the beginning of the year) and on performance (down by €5.1 billion in Q3 2007 which offset profits for H1 2007).

Asset under Management (€ billion)

ASSET MANAGEMENT DIVISION	AMOUNTS AS AT			CHANGE ON DECEMBER		AMOUNTS AS AT	CHANGE Y/Y	
	30.09.2007	30.06.2007	31.12.2006	AMOUNT	%	30.09.2006	AMOUNT	%
Total Financial Assets	280.8	294.0	285.0	-4.2	-1.5%	277.4	3.4	1.2%
Asset under management	243.1	256.0	245.9	-2.9	-1.2%	239.8	3.3	1.4%
Pioneer	225.7	237.6	228.0	-2.3	-1.0%	221.9	3.8	1.7%
- Italy	*108.4*	*110.3*	*111.1*	*-2.7*	*-2.4%*	*108.4*	*0.0*	*0.0%*
- USA	*48.3*	*51.2*	*46.9*	*1.4*	*3.0%*	*46.3*	*2.0*	*4.4%*
- International (**)	*14.9*	*16.0*	*13.1*	*1.8*	*14.1%*	*12.6*	*2.3*	*18.5%*
- Germany (*)	*43.8*	*49.5*	*49.9*	*-6.1*	*-12.2%*	*48.3*	*-4.5*	*-9.4%*
- CEE (**)	*10.3*	*10.6*	*7.0*	*3.3*	*46.8%*	*6.3*	*4.0*	*62.9%*
Pioneer Austria	17.3	18.5	17.9	-0.6	-3.3%	17.8	-0.5	-2.7%
Asset under administration	37.7	37.9	39.1	-1.4	-3.5%	37.7	0.1	0.2%

(*) Germany Business Units includes Activest and Nordinvest.
(**) In May Israel and Turkey were moved from CEE to International Business Unit. Data have been like-for-like since December 2006.

United States

The division ended the period with a net inflow of €2.8 billion primarily due to institutional sales of CDOs [collateralised debt obligations] at the beginning of 2007.

Assets under management reached €48.3 billion, increasing 3.0% from the beginning of 2007 (+4.4% yoy).

In dollar terms, total assets under management amounted to $68.5 billion (+10.9% compared to the beginning of 2007 and +16.9% compared to September 2006).


AuM by distribution area (%)
18.0
44.6
6.1
Italy
USA
International
Germany
CEE
Pioneer Austria

Italy

At the end of September, assets totalled €108.4 billion in Italy, a reduction of 2.4% from the beginning of the year due mainly to the net outflow of funds of €4.3 billion.

However, since the beginning of the year, there has been an inflow of €815 million in the area of structured, fund-linked, unit-linked and hedge fund products, whilst all other areas had net outflows. There were net outflows in nearly all channels with the exception of institutional customers and third parties (+€210 million).

In September Pioneer Investments had a market share of 15.48%, a decline of 17 basis points compared to the figure for the end of June.

Asset Management Division *(cont.)*

Germany

The division ended the period with a net outflow of €5.5 billion, primarily in the area of money market funds and low-margin institutional funds, and with assets under management of €43.8 billion, a 12.2% decline from the beginning of the year.

Assets under administration totalled €29.9 billion (-6.4% since the beginning of the year).

International

The International division had net inflows of €1.7 billion, primarily due to the contribution of Asia, thanks to the acquisition of new institutional mandates. Assets under management thus increased by 14.1% year to date (+18.5% over September 2006).

CEE

The CEE division (formerly New Markets) continued its positive net inflows trend, with flows of €1.6 billion, thanks mostly to the contribution of Poland.

Pioneer Pekao consolidated its leadership among Asset Management companies with a market share of 21.2%.

Assets under management reached €10.3 billion, growing by 46.8% from the start of 2007, thanks also to the broadened scope of consolidation with the inclusion of the CEE companies formerly within BACA (€1.2 billion).

Alternative Division

Assets in hedge funds totalled €5.4 billion, an increase of 15% from the beginning of 2007 due to the net inflow of €570.2 million (+€452.2 million compared to September 2006) and the performance effect (+2.7%).

To be specific, there was a net inflow for funds in the Momentum family (€491.2 million) and in the Italian SGR (€114.5 million), while Irish funds (PAI Ltd.) reported an outflow of €35.5 million since the beginning of 2007.

Pioneer Austria

This division ended September 2007 with assets of €17.3 billion, a decrease of 3.3% from the beginning of 2007 mainly due to the net outflow of funds (€433 million) resulting primarily from redemptions of cash and bond funds.

Financial performance

As regards profits, in Q3 2007 the Asset Management Division reported **profit before tax** of €195 million representing an increase of 27.5% over the €153 million for Q3 2006. Thanks to this result, profit before tax since the beginning of 2007 totalled €591 million (+19.4% over 2006).

The growth in operating profit for Q3 2007 as compared to Q3 2006 benefited from an increase in revenues and effective controls over rising costs.

In Q3 2007, **total revenues** were €343 million, an improvement of 5.9% over Q3 2006 due to the increase in management fees which was driven by the increase in average volumes (+€13.1 billion or 5.5%).

For the first nine months of the year, total revenues were €1,041 million, an 8% increase over the same period in 2006.

Operating costs for Q3 2007 were up by 3.6% over Q3 2006 due to the combined effect of:

- a slight decrease in **payroll costs** (-1.1%) due to lower costs related to the enhancement of incentive plans;
- higher **amortisation** and depreciation due to intangible assets with a defined useful life resulting from recent acquisitions (€0.9 million in Primeo founders shares in 2007) and the entry of assets into production for the GISP project (€0.6 million);

Income Statement

(€ million)

ASSET MANAGEMENT DIVISION	2007 Q3	2007 Q2	2006 Q3	CHANGE % ON Q3 '06	FIRST 9 MONTHS 2007	FIRST 9 MONTHS 2006	CHANGE %
Operating income	343	363	324	+5.9%	1,041	963	+8.1%
Operating costs	-144	-161	-139	+3.6%	-448	-438	+2.3%
Operating profit	199	202	185	+7.6%	593	525	+13.0%
Profit before tax	195	208	153	+27.5%	591	495	+19.4%

Key Ratios and Indicators

ASSET MANAGEMENT DIVISION	FIRST 9 MONTHS 2007	FIRST 9 MONTHS 2006	CHANGE AMOUNT	CHANGE %
EVA (€ million)	399	325	74	+ 22.6%
Absorbed Capital (€ million)	1,248	1,151	97	+ 8.4%
RARORAC	42.62%	37.69%	493pb	
ROA, pb (*)	48pb	48pb	0pb	
Cost/income	43.0%	45.5%	-245pb	
Operating costs/Total Financial Assets (**)	21pb	22pb	-1pb	

(*) Operating income on Total Financial Assets (average) net of extraordinary assets.
(**) Total cost on total Financial Assets (average) net of extraordinary assets.

Staff Numbers

ASSET MANAGEMENT DIVISION	AMOUNTS AS AT 30.09.07	AMOUNTS AS AT 30.06.07	AMOUNTS AS AT 31.12.06	CHANGE ON DEC '06 AMOUNT	CHANGE ON DEC '06 %
Full time equivalent	2,353	2,310	2,278	75	+ 3.3%

- an increase in other administrative expenses due to changes in the Austrian group; this growth resulted primarily from an increase in IT costs (+€2.5 million), staff training and searches (+€0.8 million) and lease and rental expense (+€0.4 million).

Operating costs for the first nine months of the year were up by €10 million (+2.3%) over the same period in 2006. This was due to an increase in payroll costs (+7.6%), which was mainly the result of higher costs for incentive plans (+€6.5 million), the variable compensation component (+€8.0 million) and changes in area composition (€2.3 million in Austria) that were partially offset by the decrease in other administrative expenses (-9.1%).

For the first nine months of 2007, the **cost-income ratio** stood at 43%, a significant improvement over the previous year (-245 basis points) reflecting management efficiencies.

The division's excellent performance is reflected in value indicators for the first nine months: **EVA** of €399 million (+22.6% yoy) and **RARORAC** of 42.62% (up from 37.69%).

At the end of September, the Asset Management Division had 2,353 **employees** (full-time equivalents), an increase of 75 employees over the end of 2006, of which 28.5 FTEs were due to a different counting methodology used in Germany and the remainder was due to new hires, primarily in the international area.

Explanatory Notes and Directors' Remarks

Markets and Investment Banking

Robust Performance with a profit increase of 25% y/y, but Q3 results affected by credit markets turmoil

The spill over effect from the US-subprime segment, the trigger of the current market disruption, to the entire credit market subsequently also effected MIB Division, especially in credit market activities.

Main market effects were: deterioration of credit spreads leading to distorted valuations especially in assets like ABS/MBS and CDO's. Furthermore we saw decoupling of the correlation between hedge instruments and underlying securities. The distortion of credit markets lead to a negative performance impact of our structured credit activities, inline with the overall market development.

Nevertheless MIB achieved a robust performance in all other major business lines, especially in FICC, Cash Equities and Equity Derivatives, Financing and Principal Investments.

The embedded position of MIB within UniCredit Group and the concentration on core markets and capabilities lead to a broad business diversification. Furthermore the focus on product innovations guided strong customer demand across our franchise.

Already in the first half of 2007 and before the current market turmoil started, MIB sold the predominant part of the synthetic CDO portfolio to the market and reduced also the high yield book by 50%.

These decisions - among others - accounted for a significant market risk reduction in MIB and were triggered by MIB's global active risk management.

Income Statement (€ million)

	2007		2006	CHANGE %	FIRST 9 MONTHS		CHANGE
MIB DIVISION	Q3	Q2	Q3	ON Q3 '06	2007	2006	%
Operating income	351	1,036	673	-47.8%	2,507	2,360	+6.2%
o.w.:							
trading revenues	*-47*	*484*	*312*	*n.s.*	*1,046*	*1,231*	*-15.0%*
non-trading revenues	*398*	*552*	*361*	*+10.2%*	*1,461*	*1,129*	*+29.4%*
Operating costs	-289	-412	-347	-16.7%	-1,110	-1,094	+1.5%
Operating profit	62	624	326	n.s.	1,397	1,266	+10.3%
Net write-downs on loans	42	1	-7	n.s.	42	3	n.s.
Profit before tax	123	633	338	n.s.	1,680	1,341	+25.3%

Balance Sheet (€ million)

	AMOUNTS AS AT			CHANGE ON DEC'06	
MIB DIVISION	30.09.07	30.06.07	31.12.06	AMOUNT	%
Total RWA	66,096	66,135	58,816	7,279	+ 12.4%
RWA for Credit Risk	50,668	52,154	44,797	5,871	+ 13.1%

Key Ratios and Indicators

	FIRST 9 MONTHS		CHANGE	
MIB DIVISION	2007	2006	AMOUNT	%
EVA (€ million)	685	579	106	+ 18.4%
Absorbed Capital (€ million)	3,772	3,505	268	+ 7.6%
RARORAC	24.21%	22.01%	220pb	
Operating Income/RWA (avg)	5.27%	5.44%	-18pb	
Cost/income	44.3%	46.4%	-208pb	
Cost of Risk	-0.11%	-0.01%	-10pb	

Staff Numbers

	AMOUNTS AS AT			CHANGE ON DEC'06	
MIB DIVISION	30.09.07	30.06.07	31.12.06	AMOUNT	%
Full time equivalent	3,449	3,203	3,218	231	-7.2%

Operating Income (economic view*) (€ million)

	2007		2006	CHANGE %	FIRST 9 MONTHS		CHANGE
MIB DIVISION	Q3	Q2(**)	Q3(**)	ON Q3 '06	2007	2006(**)	%
Markets	175	609	481	-64%	1,575	1,686	-7%
Investment Banking(***)	193	479	212	-9%	1,057	744	42%
MIB Others	-25	2	n.a.	n.m.	164	n.a.	n.m.
Total	**343**	**1,090**	**n.a.**	**n.m.**	**2.796**	**n.a.**	**n.m.**

(*) Total return including mark to market of Investment book positions.
(**) Figures pro-forma.
(***) Including Principal Investments Area.

Q3 2007: MIB benefited from the broadly diversified structure

The income statement for the third quarter of 2007 reflects a robust performance given the distorted market environment: total revenues amounted to € 351 million (-47.8% or €322 million below the same period last year).

Rapidly widening credit spreads and decoupling of correlation in illiquid markets let to a negative performance impact in **Structured Credit** (-€272 million in 3Q07).

More than €200 million are related to pure mark-to-market valuations of highly rated ABS securities, driven only by illiquidity of markets and not by underlying credit distortion. Despite this illiquidity in market pricing, we continued to apply mark-to-market valuations and did not change to mark-to-model approaches. Additionally we saw a strong performance of Relative Value Arbitrage related to Structured Credit.

Other MARKETS business lines were able to deliver solid performances in Q3: **FICC** with very solid achievements mainly driven by interest rate management and EEMEA Markets, whereas Fixed Income business benefited from increased market volatilities and enhanced customer activities. The good contribution from **Equities**, both cash and derivatives were mainly driven by strong customer flows in CEE and continuing high demand of equity derivative products across our core markets.

In the INVETSMENT BANKING area, **Financing** delivered again a solid performance, mainly driven by sound results in Financial Sponsors and Leveraged Finance.
Also Project Finance delivered sound revenues in Q3 based on high demand for infrastructure Investment in the European core markets.
Based on our high quality assets we actually do not consider a weakening of our portfolios. Furthermore **Principal Investment**, the newly established business area in order to bundle and leverage existing know-how within the Group, was able to deliver a strong performance in Q3, well above budget.

As the various market situations and the chosen trading strategies are reflected in different income items, the distribution of revenues between net interest income and net trading income is usually of limited information value for assessing the operating performance.

Nevertheless, Q3 2007 **non-trading profits** grew by €37 million or 10% y/y, and trading revenues declined sharply (€-359 million compared with Q3 06) in the light of actual financial markets environment.

Our **cost management** has been very strong over all cost elements including variable compensation, staff management and achieved synergies due to integrations fully on track with the strategic plan.
After deduction **operating costs** of €289 million (down €58 million or -17% in Q3 07 compared to last years figure) the MIB business segment's operating profit was €62 million. Net write-down in loans benefited from the overall sound credit quality and cash recoveries.

With a **profit before tax** of €123 million for the third quarter of 2007, MIB was able to proof to deliver positive results also in uncertain environments.

Explanatory Notes and Directors' Remarks

Markets and Investment Banking *(cont.)*

Jan-Sep 2007: 25% pre-tax profit growth in light of challenging operating environment

Following an excellent first half of 2007, recent credit market turmoil influenced the Q3 revenues and therefore also the results for the first nine months.

Total revenues amounted to €2,507 million, exceeding the figure for the previous year by 6.2%. Major growth factors y/y have been the performance of **FICC** and **Equities** - both Cash and Derivatives - within MARKETS and Principal Investments as well as Financing within the INVESTMENT BANKING area.

The realisation of synergies, following the stringent integration process of our global operations accompanied by strict control of all cost components including variable compensation and staff management cost (operating costs: +1.5% y/y) enabled the MIB division to operate with a cost/income ratio of 44.3% (1-9 2006: 46.4%), and to maintain the competitive positioning.

With an increase in **profit before tax** of €339 million (+25.3%) up to €1,680 million, MIB accounted for about 22.3% of UCI's Group profit. Equity allocated to MIB division was 13.5% of the total figure for UCI and MIB contributes an **EVA** to the Group of 685 million (+18.4% y/y).

CEE and Poland's Markets

UniCredit Group is in all respects the clear market leader in the CEE region, which in the first nine months of 2007 again showed the highest economic growth rates in Europe mainly supported by dynamic domestic demand and lively foreign direct investments. The positive economic trend for the region is expected to continue throughout the year in combination with a generally still low degree of banking intermediation and the related convergence process towards EU levels. This will help the region to maintain its position as one of the world's fastest growing environments for banking revenues.

Acting as a universal bank, UniCredit Group offers a comprehensive product and service range to about 24 million retail, corporate and institutional customers which are serviced in more than 3,000 outlets all over the region. Leveraging on the competitive advantage of this comprehensive network, the Group is in a position to serve customers and investors on a cross-regional scale. The good progress of integration and merger projects, the merger completed in Slovakia beginning of April and the legal merger of the three subsidiaries in Bulgaria at the beginning of July, further strengthen the position of UniCredit Group.

Furthermore, organic growth plans are pursued with a robust focus on the strong banking market in Russia, as well as in Turkey and Ukraine.

As part of the further expansion of the Group in the CEE region, at the end of June 2007, BACA signed an agreement to acquire a majority shareholding of ATF Bank in Kazakhstan. At 31 December 2006, ATF Bank was the third-largest bank in the Republic of Kazakhstan by total assets (€6.3 billion, up by 178% over 2005 at the historic euro exchange rate, representing a market share of 11.8%), fourth by customer deposits (€2.2 billion, up by 194% over 2005, 8.8% market share) and fifth by total loans to customers (€3.2 billion, up by 103% over 2005, 9.8% market share). ATF is a universal bank and operates through a network of 110 branches. It also owns subsidiaries in Tajikistan, Kyrgyzstan and the Russian Federation.

In addition, at the beginning of July 2007, BACA signed an agreement to acquire a majority shareholding in Ukrsotsbank (USB) in Ukraine. As of 31 December 2006, USB was the sixth-largest bank in the country by net customer loans (€1.9 billion, up by 78% at historic euro exchange rate, representing a market share of 5.3%), and fourth by customer deposits (€1.6 billion, +38% over 2005, 5.8% market share). At the same date, USB had total assets of approximately €2.6 billion, and a network of 497 branches (the seventh-largest network in Ukraine), with 58% of the branches located in the wealthiest areas of the country, and 788 ATM. USB serves more than 1.35 million retail customers and 130,000 Corporate and SME customers, with a leading position in mortgages and in retail finance (sixth-largest issuer of bank cards) as well as in Factoring (~30% market share).

Completion of both transaction, which is subject to the satisfaction of a number of conditions, including, inter alia, receipt of all necessary regulatory authorizations and consents, is expected before the end of 2007.

The CEE region is managed in two divisions, CEE and Poland's Markets, and currently operates in 17 countries.

Within UniCredit Group, BA-CA has been designated sub-holding for banking in CEE, with the exception of Poland and Ukraine, managed directly by UniCredit.

CEE Division

Financial and Commercial Performance

In the first nine months of 2007 the CEE Division of UniCredit Group achieved a **net profit** for the period of €835 million and thus exceeded the comparable period of 2006 by 23%, at constant exchange rates. This performance, based on the continued operating business growth, reinforces the successful development of the division.

Operating profit totaled €1,211 million, outpacing the respective 2006 results by more than 23% at constant exchange rates.

The result of the Division was again driven by **total operating income**, reaching €2,414 million in the first nine months of 2007, outperforming the comparable period by 17% at constant exchange rates.

Net interest income stood at €1,517 million and posted the highest contribution to the revenue increase in absolute terms as a consequence of the continued, favorable development of business volumes. Compared to the end of 2006, the volumes showed an increase of 18.1% in loans and of 6.7% in deposits. The positive volume development continued across the region, with especially high increases in Turkey and Russia, both in corporate and retail segments, followed by Croatia and Bulgaria.

Non-interest income, consisting of commission, trading and other operating income, reached €897 million in the first nine months of 2007 and thus increased by 11% at constant exchange rates compared to the same period in 2006, of which fee & commission income

Income Statement (€ million)

CEE DIVISION	2007 Q3	2007 Q2	2006 Q3	CHANGE ON Q3 '06 CURRENT EXCHANGE RATE	CHANGE ON Q3 '06 AT CONSTANT EXCHANGE RATE	FIRST 9 MONTHS 2007	FIRST 9 MONTHS 2006	CHANGE ON FIRST 9 MONTHS 2006 CURRENT EXCHANGE RATE	CHANGE ON FIRST 9 MONTHS 2006 AT CONSTANT EXCHANGE RATE
Operating income	844	823	694	+21.6%	+15.4%	2,414	2,027	+19.1%	+17.0%
Operating costs	-414	-413	-349	+18.6%	+12.4%	-1,203	-1,062	+13.3%	+11.2%
Operating profit	430	410	345	+24.6%	+18.4%	1,211	965	+25.5%	+23.4%
Net write-downs on loans	-80	-19	-52	+53.8%	+42.1%	-149	-130	+14.6%	+11.8%
Profit before tax	345	372	287	+20.2%	+15.1%	1,024	790	+29.6%	+27.6%
Profit (Loss) for the period	284	304	266	+6.8%	- 0.3%	835	664	+25.8%	+23.4%

Balance Sheet (€ million)

CEE DIVISION	AMOUNTS AS AT 30.09.07	AMOUNTS AS AT 30.06.07	AMOUNTS AS AT 31.12.06	CHANGE ON DEC '06 AMOUNT	CHANGE ON DEC '06 %
Total Loans	53,458	48,270	45,260	8,198	+18.1%
o.w. with customers	*42,713*	*39,831*	*38,784*	*3,929*	*+10.1%*
Customer deposits (incl. Securities in issue)	41,610	40,197	38,986	2,624	+6.7%
Total RWA	48,773	45,458	47,253	1,519	+3.2%
RWA for Credit Risk	45,695	43,278	43,885	1,810	+4.1%

Key Ratios and Indicators

CEE DIVISION	FIRST 9 MONTHS 2007	FIRST 9 MONTHS 2006	CHANGE AMOUNT	CHANGE %
EVA (€ million)	457	302	155	+51.6%
Absorbed Capital (€ million)	3,890	3,244	646	+19.9%
RARORAC	15.68%	12.40%	328pb	
Operating Income/RWA (avg)	7.02%	6.94%	8pb	
Cost/income	49.8%	52.4%	-256pb	
Cost of Risk	0.46%	0.48%	-2pb	
Tax rate	18.46%	15.9%	251pb	

Staff Numbers

CEE DIVISION	AS AT 30.09.07	AS AT 30.06.07	AS AT 31.12.06	CHANGE ON DEC '06 AMOUNT	CHANGE ON DEC '06 %
Full Time Equivalent (KFS group 100%)	37,770	37,157	37,448	322	+0.9%
Full Time Equivalent (KFS Group proportional)	28,169	27,948	27,983	186	+0.7%

contributed €681 million, an increase of 23% versus prior year.

Operating costs in the first nine months increased by only 11.2% at constant exchange rates versus prior year, to the level of €1,203 million. Tight cost efficiency measures were therefore able to largely off-set the effects of the organic growth initiatives leading to the establishment of 86 additional branch offices in the CEE region in 2007. At the same time, 81 overlapping branch offices were closed down in the merger countries. Due to the hiring of additional staff for the organic growth strategy especially in Russia, Turkey and also in Hungary, the overall number of **employees** increased to 37,770 full-time equivalents excluding those on unpaid leave which corresponds to an increase of 322 FTE versus the 2006 year-end.

Risk provisions of €149 million net in the nine months of 2007 increased by 11.8% at constant exchange rates over the comparable period in 2006, well below the increase in the underlying business volume. Cost of risk therefore improved by approximately 2 basis points in the year-on-year comparison and stood at the level of 0.46% of average RWA, owing to prudent risk controls, to effective loan recovery processes, but also to the generally favorable credit risk situation in the CEE economies.

In terms of **efficiency ratios** the CEE Division achieved further improvements in the first nine 2007 with a cost-income ratio of 49,8% for the first nine months, which is 2.4 percentage points better than in 2006. Despite the continued growth of the lending volume, total risk weighted assets increased only by 3.2% against the year-end 2006, to €48.8 billion.

The good operating performance of the CEE Division and the increased profitability in first nine months of 2007 translated into an increase of the value creation of 51.6% at current exchange rates over the first nine months of 2006, with **EVA** standing at €457 million and the **RARORAC** improving by 3.3 percentage points, to 15.68%.

Operating Profit on Q3 2007 (€ million) CEE Division +18.4%



y/y % chg +26.8 +40.7 +2.8 +34.5 +26.9 -6.4 -13.6 +31.3 -44.5
160
140
120
100
80
60
40
20
0
113
87
65
45
43
31
29
16
2
Turkey
Croatia*
Russia
Bulgaria
Czech Rep.
Hungary
Romania
Slovakia
Other**
share 26 20 15 10 10 7 7 4 0

Net Income for the Group - Q3 2007 (€ million) CEE Division +5.5%



y/y % chg -22.3 +38.5 +192.1 +71.9 +49.8 +1.1 -36.3 -3.4 n.m.
100
80
60
40
20
0
-20
68
52
43
33
28
26
10
9
Turkey
Croatia
Russia
Bulgaria
Hungary
Czech Rep.
Romania
Slovakia
Other
share 26.4 20.1 16.8 12.8 10.7 10.2 3.8 3.5 -4.2

* Incl. Bosnia and Herzegovina
**Serbia, Slovenia, Baltic Countries, Profit Center Vienna

CEE Division *(cont.)*

After the integration, the beginning of the real growth phase can be observed in the 9 month results of Koç Financial Services (KFS) with continuation of healthy growth and focus on profitability & improvement of operational efficiency.

Yapi ve Kredi Bankasi (YKB) continued to increase its market shares in almost all product categories, driven by rapid SME and consumer loan growth (mainly general purpose loans and mortgages). The aggressive branch expansion plan, announced in 2Q07, is continuing in line with budget with 53 new branches opened since Dec-06. The plan is based on opening up to 350 branches by the end of 2009 at bank level compared to the previous plan of opening 100 branches during the same period. Positive results were additionally supported by the continued reorganization of the sales force and the increased average productivity per head (+11% yoy).

Results

During the first nine months of 2007, KFS contributed €197 million to UniCredit Group net income, +10.5% y/y at constant exchange rates. The strong results were mainly driven by healthy revenue growth, +18.5% y/y at constant exchange rates (+21.1% y/y on a quarterly basis), supported by a strong development in both net interest income and fee and commission income due to the return of commercial focus at YKB network following the finalization of the Bank's new segment-based business model and on the back of an improved sector growth outlook.

Net Interest income has positively increased, with a year on year growth of 14.8% at constant exchange rates (+20.4% y/y on a quarterly basis). Over 19% y/y growth at constant exchange rates in fee and commission income, mainly generated by credit cards, contributes 30% to overall revenues. Healthy composition of fee and commission income is derived from leadership positions in credit cards, asset management and non-cash loans.

Operating costs increased by 11.0% at constant exchange rates, mainly due to increases in HR-related costs linked to the aggressive growth of branches and negatively affected by salary adjustments although partially offset by the decrease of Non-HR costs (-7.2% y/y at constant exchange rates). However, the cost-income ratio improved substantially reaching 49.8% which is 350 bps below the nine month 2006 figure of 53.3%. YKB's bank only capital adequacy ratio increased to 12.9% (in BRSA standards, above the 12% threshold, required for opening branches in Turkey).

The improvement in asset quality is confirmed by the constant quarterly improvement in NPL ratio, which is down to 6.6% as of 9M07 (6.8% in 1H07 & 7.5% in 2006). YKB further targets to decrease its NPL ratio through a possible sale of part of the corporate/commercial NPL portfolio which is currently under evaluation.

The sale, expected in 1Q08, will be a first for the Turkish Banking Sector and will lead to a significant decrease in the NPL ratio of the bank, making it more in line with the sector averages.

The first phase of the KFS restructuring plan, announced on July 23rd, has been finalized on October 26 with the completion of the share exchange transfer of YK Leasing, YK Factoring and YK Azerbaijan, bringing KFS's share in YKB to 81.2% from 80.2%.

The two remaining financial subsidiaries, YK Yatırım (including Portföy) & YK Netherlands N.V., will be moved under YKB through a cash acquisition expected by the end of 2007, subject to BRSA and CMB approvals. Following the transfer, a capital increase (in cash) by KFS in YKB is expected in March/April of 2008 so as to offset the negative impact of the cash acquisition and replenish YKB's capital base. The overall positive impact of the entire KFS restructuring plan on YKB's Capital Asset Ratio (CAR) is expected to be an additional ~2-2.5% by yearend 2007.

In relation to its international subsidiaries, YKB has begun targeting growth in Azerbaijan through a new growth plan based on increasing retail presence through opening additional branches. YKB has also initiated the process for the sale of YK Deutschland as part of its overall efforts at rationalizing its institutional network and subsidiaries. The transaction is expected to be finalized before the end of 2007.

Corporate business
Healthy growth in commercial and corporate loans continued in the third quarter, confirming the continuing positive outlook for corporate client transactions in Turkey and positively impacting the net interest income. The share of large and medium corporate loans constituted almost 45% of total cash loans at YKB group level.

Furthermore, an important debt restructuring operation (early repayment of USD480 mln Çukurova loan - leaving only USD258 million of outstanding debt) has been completed, setting the ground for a rise in liquidity, a decline in loan provisions and risk weighted assets and hence an improvement in CAR.

Retail business
With the return of commercial focus to the network, and new strategies and products to assist growth, a pick up in pace of retail loan growth, mainly driven by SME loans, mortgages and general purpose loans was witnessed in 9M07. Benefit was also impacting the market share trend, where for example a sharp increase in general purpose loan market share to 3.8% as of 9M07 (from 3.4% in 1H07) has been achieved.

Despite stronger competition, YKB's leadership in credit cards continued with 25% outstanding volume and 23% issuing volume market share due to offering best value proposition and the Bank's constant focus in this business since 1991. With 5.4 million credit cards (excl. virtual cards), YKB had 19% market share in number of cards as of 9M07.

In order to further strengthen its leadership position, the rejuvenation process of YKB's credit card brand has been recently launched to further increase the appeal of the brand to wider segments of the population. In conjunction with the new strategy of increasing credit card penetration, the process of further enlarging the credit card sales force has been continuing (additional 350 till end-2009 to reach 500).

Russia

The Russian economy showed a strong growth in the first half of 2007. Fueled by the investment boom and the rapid expansion of the domestic demand, GDP grew by 7.9% during the first seven months of 2007 and is expected to end up with 7.5% for the whole year. Following the strong macro economic performance, the Russian banking industry is growing considerably faster in 2007 than in 2006.

Until end of August total assets increased by 27.9% compared to 23.9% in the same period last year. The recent turbulences on the international financial markets also affected the Russian banking sector, resulting in a liquidity shortage due to the withdrawal of hedge funds from the Russian bond and equity markets and an increase in the money market interest rates and credit spreads. So far the Bank of Russia provided sufficient liquidity and declared its readiness to maintain its support over the remainder of 2007.

As of beginning of September 2007, International Moscow Bank (IMB) is the ninth largest bank in Russia by total assets. On July 23, 2007 BA-CA took over the remaining shares from the European Bank for Reconstruction and Development (EBRD) and became the sole shareholder of IMB.

In the last quarter BA-CA completed a capital increase of USD 300 million in order to further strengthen the bank's position in the market and to support its growth ambitions. IMB acts as a universal bank offering a comprehensive product and service range to close to 370.000 individual, SME and corporate clients through its 59 outlets in the Russian Federation. By the end of September IMB made its first step outside Russia and established a Representative Office in Minsk, Belarus.

Results
In the first nine months of 2007 the bank achieved a gross operating profit of €207m which at constant exchange rates exceeds by more than 12% the result for the same period last year (on a normalized basis, i.e. excluding one-off FX-gains in 2006, growth stands substantially higher at around 34%).

> *Russia cont.*

The strong performance is driven by dynamically growing business volumes resulting from the refocused retail strategy and the accelerated network development. Due to the rapid business growth staff increased since beginning of the year by 27% to 2,543 employees and is by 38% higher compared to 3Q2006.

Year to date net profit for 3Q2007 amounted to €135.4 million at current exchange rates and exceeded the comparable result of last year by nearly 10% (or 36% on a normalized basis) at constant exchange rates. Total revenues increased by 19% y/y (33% on a normalized basis) at constant exchange rates, to €331 million.

Total assets went up to €8.8 billion and are +26% higher compared to year end 2006. Driven by both retail and corporate loans, the gross loan volume rose since end of the year 2006 by 40% to €6.6 billion and deposits increased in the same period by 17.5% to €5.1 billion.

In terms of efficiency, the cost-income ratio stands at an outstanding level of 37.6% despite ongoing network expansion.

Corporate business
Following a decelerated start and some unexpected repayments earlier this year the loan growth restored in the second quarter and was impressive in the third quarter. In 3Q2007 the loan book grew by roughly 21% resulting in a total portfolio of €5.5 billion, thus representing an overall growth of more than 36% since beginning of the year while customer deposits in the same period grew somewhat slower by 17% to €3.8 billion.

IMB is the Bank of choice for over 100 out of top-200 Russian companies (by sales) and the share in the top-50 is around two thirds. The key initiatives in the corporate business are directed at accelerated growth with focus on profitability and quality.

Retail business
As a result of the ongoing expansion of the branch network and accelerated growth of the customer base the retail business volumes, including SMEs, are growing rapidly.

Since beginning of the year the loan portfolio increased by 66% to roughly €1.12 billion primarily driven by car lending and housing loans, where IMB holds market shares of 6.2% and 1.44% respectively. Overall IMB increased its retail lending market share from 1.08% at the beginning of the year to 1.27% as of now. Deposits from customers increased since end of last year by roughly 19% to €1.3 billion.

The customer base increased significantly by roughly 144,000 clients since 3Q2006 with particularly strong growth rates in the Regions. The overall number of outlets increased from 39 to 59 and will further grow to around 74 by the end of the year. Network expansion and accelerated growth of the customer base remain as the core retail initiatives.

Poland's Markets Division

Financial and Commercial Performance

In the first nine months of 2007 the Poland's Markets Division posted **net profit for the period** of €769 million representing an increase of 30% y/y at constant exchange rates (33% y/y at actual exchange rates).

The Division's results were driven by **operating income**, which totaled €1,790 million in September 2007 YTD, representing an increase of 13% y/y at constant exchange rates (15% y/y at actual exchange rates). These increases were the result of:

- **net interest** which rose by 11% y/y in September 2007 YTD at constant exchange rates primarily due to the good commercial performance turned into customer loans growth of ca. 7% on a normalized basis (if pro-formed for the part of Bank BPH under disposal, included in activities under disposal) vs Dec '06, driven especially by retail mortgages and consumer loans;
- **net fees and commissions** which rose by 16% y/y in September 2007 YTD at constant exchange rates thanks to the strong growth in mutual funds (eop volumes growing 43% y/y). In 3Q2007 net fees and commissions decrease by 4% compared with previous quarter at constant exchange rates mainly due to drop in AUM sale (outstanding volume decreasing 5% vs 2Q'07) affected by market turmoil.

The **operating costs** increased by only 4.8% y/y in September 2007 YTD at constant exchange rates (and 6.7% at actual exchange rates), with increase in Staff expenses influenced by the branch expansion in Ukraine and integration effects in Poland, while other operating costs were substantially stable thanks to effective cost containment policies in Poland.

At the end of September 2007, there were 25,615 **employees** (FTE), a reduction of 31 FTE from December 2006, the net result of natural attrition in Poland ahead

Income Statement

(€ million)

POLAND'S MARKETS DIVISION	2007 Q3	2007 Q2	2006 Q3	CHANGE ON Q3 '06 CURRENT EXCHANGE RATE	CHANGE ON Q3 '06 AT CONSTANT EXCHANGE RATE	FIRST 9 MONTHS 2007	FIRST 9 MONTHS 2006	CHANGE ON FIRST 9 MONTHS CURRENT EXCHANGE RATE	CHANGE ON FIRST 9 MONTHS AT CONSTANT EXCHANGE RATE
Operating income	618	557	517	+19.5%	+14.5%	1,790	1,553	+15.3%	+12.9%
Operating costs	-282	-259	-248	+13.7%	+9.4%	-817	-766	+6.7%	+4.8%
Operating profit	336	298	269	+24.9%	+19.1%	973	787	+23.6%	+20.8%
Net write-downs on loans	-19	-29	-31	- 38.7%	- 40.6%	-73	-94	- 22.3%	- 22.1%
Profit before tax	321	315	248	+29.4%	+23.6%	947	721	+31.3%	+28.3%
Profit (Loss) for the period	267	254	197	+35.5%	+29.7%	769	577	+33.3%	+30.3%

Balance Sheet

(€ million)

POLAND'S MARKETS DIVISION	AMOUNTS AS AT 30.09.07	AMOUNTS AS AT 30.06.07	AMOUNTS AS AT 31.12.06	CHANGE ON DEC '06 AMOUNT	CHANGE ON DEC '06 %
Total Loans	22,357	22,425	23,906	-1,549	-6.5%
o.w. with customers	*18,399*	*17,952*	*18,154*	*245*	*+1.3%*
Customer deposits (incl. Securities in issue)	25,226	24,501	26,827	-1,601	-6.0%
Total RWA	23,703	22,693	21,029	2,674	+12.7%
RWA for Credit Risk	22,215	21,417	19,940	2,275	+11.4%

Key Ratios and Indicators

POLAND'S MARKETS DIVISION	FIRST 9 MONTHS 2007	FIRST 9 MONTHS 2006	FIRST 9 MONTHS AMOUNT	FIRST 9 MONTHS %
EVA (€ million)	336	231	105	+45.8%
Absorbed Capital (€ million)	1,158	963	195	+20.3%
RARORAC	38.70%	31.92%	678pb	
Operating Income/RWA (avg)	10.82%	11.28%	-46pb	
Cost/income	45.6%	49.3%	-368pb	
Cost of Risk	0.47%	0.71%	-24pb	
Tax rate	18.8%	20.0%	-118pb	

Staff Numbers

POLAND'S MARKETS DIVISION	AMOUNTS AS AT 30.09.07	AMOUNTS AS AT 30.06.07	AMOUNTS AS AT 31.12.06	CHANGE ON DEC '06 AMOUNT	CHANGE ON DEC '06 %
Full time equivalent	25,615	25,466	25,646	-31	-0.1%

Poland's Markets Division *(cont.)*

of the merger and increase in Ukraine for the new branch openings (17 new branches vs December 2006).

In terms of efficiency, the **cost-income ratio** further improved reaching 45.6% in September 2007 YTD, decreasing significantly from same period of last year (49.3%).

Operating profit for September 2007 totaled €769 million, up by 30% y/y at constant exchange rates (+33% at historical exchange rates).

Improved **credit quality** and effective risk control translated into a 22% y/y reduction at constant rates of net loan write-downs in September 2007 YTD, reaching a cost of risk of 0.47% in September 2007 (down by 24 bp absolute reduction y/y), with continual improvements in loan quality.

Net income from investments stood at €59 million in September 2007 YTD, thanks to the €45 million capital gain on the sale of the stake in Commercial Union Poland realized in Q1 2007.

The Division's positive performance was driven by the two major banks, and in particular by:

- Bank Pekao (together with Xelion Poland), which reported a 19% y/y increase in net profit for the period at constant exchange rates in September 2007 YTD (21% y/y at actual exchange rates). This increase was mainly driven by the significant growth in operating income (especially on commissions) and declining net loan write-downs
- Bank BPH, which reported a 47% increase y/y net profit for the period at constant exchange rates in Sep 2007 YTD (51% y/y at actual exchange rates). The increase was primarily due to good growth in operating income, limited growth in operating costs, reduction in net loan write-downs and the capital gain on the sale of the stake in Commercial Union Poland (€45 million) realized in Q1 2007

As of September 2007 the Division's **loans to customers** totaled €18 billion, with a ca.7% increase over December 2006 on a normalized basis (if pro-formed for the part of Bank BPH under disposal, included in activities under disposal), while **deposits from customers** (excluding securities in issue and pro-formed for the part of BPH under disposal) stood at 25 billion, below the level of December 2006 mainly due to the switch of deposits to Asset Under Management (reaching €11 billion) growing more than 43% y/y.

The Division reached excellent results in Sep 2007 YTD also in terms of value creation, with **EVA** at €336 million, increasing 46% y/y at actual exchange rates and **RARORAC** at 38.7%, over the previous year (up by 678 bp), still being one of the highest in the Region. This improved value creation is driven by the increase in profitability, in particular by the growth of revenue, cost control and decreasing loan provisions. In the same period the **Operating income/RWA ratio** stood at 10.8%, fall of 46 bp from 2006.

In terms of commercial performance, Sep 2007 continued to be very successful for the Group banks in Poland, Bank Pekao and BPH, especially with respect to retail. Especially in lending to retail customers with mortgages and consumer loans, growing more than 21% and 20% y/y respectively.

In mutual funds, being one of the key products in both banks, some adverse effects of the recent financial turmoil could be observed in the 3Q'07 (outstanding volume decreasing 5% vs 2Q'07). Nevertheless a combined market share remains close to 25% and an increase y/y reached over 43% in terms of outstanding volumes.

In Ukraine, the Retail expansion project continues to give very positive and promising results. The bank reached a total of 35 retail branches (26 new vs. same period of last year) which allowed to acquire ca. 20 thousand of new clients in 3Q 2007 reaching a total of almost 47 thousand new retail clients since the launch of the Retail business in September 2006.

The merger with Capitalia

Update on the process of integration with Capitalia

Following the effective date of the merger of Capitalia into UniCredit, on 1 October 2007 UniCredit assumed full ownership of operations, the direct performance of which is not consistent with its operating model. It also assumed direct and indirect control over companies engaged in like businesses already performed by companies of the UniCredit Group.

Thus, in order to translate the objectives communicated to the market into actions and operating and commercial processes that will make it possible to achieve pre-established results, integration teams have been created and assigned to 12 areas (one for each division and competence line). In this context, the Group's overall reorganisation plan was prepared, implementation solutions were identified and the estimated dates for completing the various phases were set. The goal is to complete the entire integration by the end of 2008.

On the one hand, the transaction plan concerns transactions that involve UniCredit directly in the area of the spin-off of operations that are not consistent with the organisational structure adopted, and thus need to be reassigned to the Group entities with a related business. On the other hand, the plan covers transactions to integrate common businesses and/or subsidiaries operating in the same business areas.

TRANSACTIONS CONCERNING UNICREDIT SPA

Following the merger of Capitalia, the following business areas, which to date are not managed directly, were transferred to UniCredit SpA:

a) Investment Banking, Call Centre, Large Corporate & Institutional clients, Securities Services,
b) Properties, Audit and Non-Performing Loans.

Based on the work of the integration teams, it was decided to temporarily keep the operations in paragraph a) at UniCredit due to the complexity of the businesses and the ongoing assessments as to the best transfer methods. These will then be reassigned within the Group or sold to third parties taking into account the Group's strategic objectives and the financial benefits. Moreover, these operations can be performed without altering Capitalia's existing structures and resources that handle these activities.

On the other hand, the following integration methods have been established for the operations in paragraph b):

- Property holdings will be transferred by conveying the "Property" division to UniCredit Real Estate. This division consists of property already owned by Capitalia as well as the assets, liabilities, resources, rights, obligations, responsibilities, legal relationships, powers, charges, expectations, and in general, all substantive legal interests connected with these assets and their management as well as third-party properties being leased and/or other property rights and the 100% equity interest in Capitalia Solutions which is involved in property management.
- All human resources and materials needed to perform auditing activities will be transferred to UniCredit Audit through the sale of the "Internal Audit" division. In summary, the division consists of the assets, employment contracts and ancillary agreements arranged for performing internal audits at subsidiaries and affiliates in accordance with the operating model within the UniCredit Group.
- As regards Capitalia's existing non-performing loans that were transferred to UniCredit in the merger, it was deemed appropriate to transfer these positions as well as the related law suits to a special-purpose company. In the future, this company may acquire additional "problem" loans from other entities of the new banking Group.

TRANSACTIONS CONCERNING OTHER GROUP COMPANIES

At present, the following additional necessary transactions have been identified and planned to carry out the integration of other overlapping companies and business areas in the Combined Group in keeping with the Group's divisional model.

Integration of banking businesses

The post-merger Group maintained a business model consistent with UniCredit's division structure with a clear focus on retail, private and corporate customer segmentation. In keeping with this model, the integration of the three banks Bipop Carire, Banca di Roma and Banco di Sicilia is planned.

Retail services will be offered in Italy by 3 distinct entities (UniCredit Banca, Banca di Roma and Banco di Sicilia) in order to maximise business effectiveness by taking advantage of existing, highly recognizable brands and local capabilities. This goal will be pursued by assigning regional responsibility to UniCredit Banca for northern Italy, Banca di Roma for central and southern Italy, Banco di Sicilia for Sicily, and through the integration with Bipop.

The corporate and private banking operations of the above-mentioned

The merger with Capitalia *(cont.)*

banks will be transferred to the banks specialising in these businesses, UniCredit Banca d'Impresa and UniCredit Private Banking, and medium-term loans, mortgages and loans will be assigned to UBCasa and Clarima.

From a legal, accounting, tax, operating and governance standpoint, the best solution for achieving this integration consists of: (i) the merger of Bipop Carire, Banca di Roma, Banco di Sicilia and UniCredit Banca into UniCredit which will result in the subsidiaries Clarima and UBCasa reporting directly to the parent company, and (ii) the subsequent transfer of the retail banking division to three new banks, which, for continuity purposes, will retain the names of UCB, Banca di Roma and Banco di Sicilia with the regional responsibilities indicated above, and with the private and corporate banking units transferred to UniCredit Private Banking and UniCredit Banca d'Impresa, and medium-term loans, mortgages and loans transferred to UBCasa and Clarima.

Integration of property, IT and back-office operations

In order to maximise economies of scale and ensure the full integration of the two groups, the property, IT and back-office operations will be centralised at UniCredit Real Estate, UniCredit Global Information Services and UniCredit Processes Administration.

Private Banking and Asset Management operations

As regards the Private Banking and Asset Management business area, Fineco Bank, which is already a leader in the online trading sector, will become the Group's specialist company and one of the main players in the asset gathering sector through the integration of Xelion Banca, while Pioneer Global Asset Management will consolidate its role as a leader in the areas of asset management and assets under management through the merger of the asset management operations and funds of Capitalia Asset Management and Capitalia Investimenti Alternativi, and the centralisation of the group banks' segregated accounts.

Corporate Banking

As regards the corporate business area, the leasing and factoring operations of Mediocredito Centrale will be centralised in UniCredit's specialised companies, and specifically, Locat and UniCredit Factoring.

Pro-forma Income Statement for the First Nine Months 2007

The information package concerning the absorption of Capitalia SpA by UniCredit SpA and subsequent updates provided UniCredit's pro-forma balance sheets and income statements as at 31 December 2006 and 30 June 2007.
The pro-forma income statement for the first nine months of 2007 (prepared on the basis of the same principles as those used for the previous disclosure) is given below in order to bring this information up to date.

The data included in the pro-forma income statement is given for descriptive purposes only and is not representative of the results that would have been obtained if the merger had taken place at the beginning of the reference period. Furthermore, the pro-forma figures address a hypothetical situation and do not represent in any case the actual or foreseen results of the UniCredit Group.

Proforma Consolidate Income Statement

(€ million)

	FIRST 9 MONTHS 2007			
	UNICREDIT	CAPITALIA	PROFORMA ADJUSTMENTS	PROFORMA
Net interest	9,676	2,151	-	11,827
Dividend and other income from equity investments	587	41	-	628
Net interest margin	**10,263**	**2,192**		**12,455**
Net fees and commissions	6,743	1,264	-	8,007
Net trading, hedging and fair value income	1,378	223	-	1,601
Net other expenses/income	432	-1	-	431
Net non-interest income	**8,553**	**1,486**	-	**10,039**
OPERATING INCOME	**18,816**	**3,678**	-	**22,494**
Payroll costs	-5,765	-1,460	-	-7,225
Other administrative expenses	-3,446	-852	-	-4,298
Recovery of expenses	202	233	-	435
Amortisation, depreciation and impairment losses on intangible and tangible assets	-865	-159	-13	-1,037
Operating costs	**-9,874**	**-2,238**	**-13**	**-12,125**
OPERATING PROFIT	**8,942**	**1,440**	**-13**	**10,369**
Impairment of goodwill	-1	-	-	-1
Provisions for risks and charges	-152	-90	-	-242
Integration costs	-70	-134	-	-204
Net impairment losses on loans and provisions for guarantees and commitments	-1,579	-316	-	-1,895
Net income from investments	388	145	-	533
PROFIT BEFORE TAX	**7,528**	**1,045**	**-13**	**8,560**
Income tax for the period	-2,241	-430	5	-2,666
NET PROFIT	**5,287**	**615**	**-8**	**5,894**
Gains (losses) on assets classified as held for sale, after tax	-	-	-	-
PROFIT (LOSS) FOR THE PERIOD	**5,287**	**615**	**-8**	**5,894**
Minorities	-558	-2	-	-560
NET PROFIT ATTRIBUTABLE TO THE GROUP	**4,729**	**613**	**-8**	**5,334**

Note: Capitalia figures are disclosed in line with UniCredit's condensed Income Statement format.

The merger with Capitalia *(cont.)*

The scope of consolidation used for the pro-forma information comprises the companies included in the consolidation of the UniCredit Group and the Capitalia Group as at 30th September 2007. The consolidation area has not been changed to include equity stakes held by the two Groups in the same entities, if any, where their combined holdings might require full consolidation or use of the equity method. The shareholding in Mediobanca S.p.A., in which our stake is 18.04% in the aggregate balance sheet, has not been accounted for using the equity method considering that, as requested by the Antitrust Commission, UniCredit has undertaken to reduce the stake to 8.67%.

No elision of revenue or cost arising from transactions between the two Groups has been made since it would not have significantly affected either individual items of the condensed pro-forma consolidated income statement or net profit. Reciprocal income and expense related to transactions between the Groups offset each other in the item "Net interest", and those related to servicing transactions offset each other in the item "Net fees and commissions".

An adjustment has been made to align the residual life used by the Capitalia Group for the calculation of depreciation on buildings (annual rate 2%), to the residual life applied by the UniCredit Group in Italy (annual rate 3%). The profit and loss adjustment is 13 million (gross), with a tax effect of about 5 million.

In contrast to the 2006 and H1 2007 income statements, net trading profits on UniCredit shares held in the Capitalia Group's portfolio and on Capitalia shares held in the UniCredit Group's portfolio detenute dal Gruppo were not material and no adjustments have therefore been made to the pro-forma.

The merger will be accounted for using the purchase price allocation method, which entails measurement of the fair value of net assets as at the date on which the merger became legally effective, i.e. 1 October 2007, and the allocation of the cost of the transaction to assets and liabilities, taking any excess over fair value to goodwill. Consequently, if property, equipment and intangible assets with a definite useful life are included in the allocation process, future income statements will include adjustments to these allocations.

Outlook

The main equity markets were still highly volatile, but at the end of Q3 they had more than made up the heavy losses sustained in July and August and reached highs well above those of end-2006 - except for Italy's Borsa Italiana, which fell further at end Q3. Mainly thanks to central banks' intervention tension in the financial markets gradually lessened and fears of a global un credit crunch were reduced. The crisis has not yet passed completely, however, as persistent high spreads on various financial instruments show. Tension continues to influence exchange rates - the US dollar was over 1.42 on 30 September as against 1.30 at the start of 2007 - and crude oil prices, which passed $80 a barrel at end-September. Inflation continues under control overall, however, although there are signs of relative pressure in the eurozone. Given this macro-economic picture, the chances of a last 25bp policy rate rise by the ECB before year-end are considerably smaller, but the risk remains.

Although the worst seems to be over, the crisis will still affect banks' profits in 2007. Its main impact will be on non-interest income, which will grow much more slowly in 2007 compared to the previous two years, not only in Italy, but also in Austria and Germany. There could also be slower growth in net interest, mainly due to a fall in lending volume. The bank interest-rate spread (lending rate less deposit rate) should continue to contribute to interest margin growth, especially in Italy, while in Austria and Germany it could narrow due to greater elasticity in deposit rates than in market rates. Banks' total revenue in these three countries should maintain its growth trend in 2007, though at a slower rate than in 2006.

Against this background we will strive to maintain and where possible strengthen the policies followed so far, for they have enabled us to attain the excellent results of the first nine months of 2007, demonstrating the Group's solidity even in difficult market conditions: we will therefore continue to closely monitor profitability and efficiency, which will be achieved consistently with unremitting risk management.
At the same time the Group's growth must continue to be harmonious and balanced, not least in terms of capital and finance, in order to enable us to attain all the objectives we set ourselves at the outset of the year.

Milan, 13 November 2007

THE BOARD OF DIRECTORS

Chairman
DIETER RAMPL

Managing Director/CEO
ALESSANDRO PROFUMO

Explanatory Notes and Directors' Remarks

Further Information

The consolidated quarterly report as at 30 September 2007, which is presented in reclassified or condensed form, was prepared under IFRS. This information is provided, as prescribed by Article 82 of the CONSOB Issuers Regulation, in accordance with Annex 3D thereof.

For consolidation purposes, the Accounts as at 30 September 2007 of the Parent Company and subsidiaries were used and were properly reclassified and adjusted to take into account consolidation requirements, and modified as necessary to bring them into line with Group accounting principles. In respect of the HVB Group, consolidated accounts have been used.

The quarter under review was considered as a separate period, and thus the income statement reflects the accrual principle by reporting ordinary and extraordinary events that occurred during the period.

In those cases in which the accounts did not fully reflect the reporting of items on an accruals basis, such as certain administrative expenses, the accounting figure was supplemented by estimates based on the budget.

All intercompany balance sheet and operating figures of a material amount were eliminated. All unreconciled amounts were posted to other assets or liabilities or to net other income/expenses.

This quarterly report is not audited by the external auditors.

Declaration by the Senior Manager in charge of drawing up Company Accounts

The undersigned, Ranieri de Marchis, in his capacity as the senior manager in charge of drawing up UniCredit SpA's company accounts

DECLARES

as prescribed by §154bis, 2 of the Testo unico delle disposizioni in materia di intermediazione finanziaria [the "Single Financial Services Act"] that the Consolidated Quarterly Report at 30 September 2007 agrees with the documentary records, ledgers and accounting data.

Milan 13 November 2007

Senior Manager in charge
of drawing up Company Accounts
RANIERI DE MARCHIS

Graphic development and Composition:
Mercurio S.r.l. Studi di promozione pubblicitaria - Milan

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December 2007







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UniCredit Group


END